SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-4448

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baxter Healthcare of Puerto Rico Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015

(224) 948-2000

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Index

December 31, 2017 and 2016

1

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Index

December 31, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of

the Baxter Healthcare of Puerto Rico Savings and Investment Plan

Deerfield, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Baxter Healthcare of Puerto Rico Savings and Investment Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have nor were we engagement to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of  the Plan’s internal control over financial reporting. Accordingly, we expressed no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial  statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Baxter Healthcare of Puerto Rico Savings and Investment Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included  etermining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

We have served as the Plan's auditor since 2010.

Oak Brook, Illinois

June 29, 2018

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016 (in thousands)

	2017	2016
Assets
Investments
Cash and cash equivalents	$3,003	$617
Common stock (including securities on loan of $3 in 2017 and zero in 2016)	14,391	11,753
U.S. government and government agency issues (including securities on loan of $69 in 2017 and $88 in 2016)	466	376
Corporate and other obligations (including securities on loan of $27 in 2017 and $11 in 2016)	289	320
Common-collective trusts	29,913	23,740
Collateral held on loaned securities	101	100
Total investments at fair value	48,163	36,906
Synthetic guaranteed investment contracts at contract value	21,357	22,133
Total investments	69,520	59,039
Receivables
Sponsor contribution	1,120	1,051
Note receivables from participants	4,098	4,404
Accrued interest and dividends	35	83
Due from brokers for securities sold	78	140
Total receivables	5,331	5,678
Total assets	74,851	64,717
Liabilities
Accounts payable	766	542
Due to brokers for securities purchased	127	242
Collateral to be paid on loaned securities	101	100
Total liabilities	994	884
Net assets available for benefits	$73,857	$63,833

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2017 and 2016 (in thousands)

	2017	2016
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$8,822	$3,644
Interest	614	627
Dividends	150	115
	9,586	4,386
Participant loan interest	187	173
Contributions
Sponsor	2,538	2,800
Participant	3,977	4,077
Total contributions	6,515	6,877
Total additions	16,288	11,436
Deductions from net assets attributed to
Benefits paid	5,737	7,035
Plan expenses	527	472
Total deductions	6,264	7,507
Net increase	10,024	3,929
Net assets available for benefits
Beginning of year	63,833	59,904
End of year	$73,857	$63,833

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

1.	General Description of the Plan

The following description of the Baxter Healthcare of Puerto Rico Savings and Investment Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document and summary plan description for more complete information.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution plan which became effective on January 1, 1998.  The Plan was created for the purpose of providing retirement benefits to Puerto Rico employees of Baxter Healthcare S.A. (the Sponsor or the Company), a subsidiary of Baxter International Inc. (Baxter) and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the applicable laws of both the Puerto Rico and the United States Internal Revenue Codes.  Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 50% of their pre-tax monthly compensation, limited to a maximum of $15,000 a year in both 2017 and 2016. Participants who have attained the age of 50 by the end of the year may contribute up to an additional $1,500 per year in “catch-up” contributions.  Newly hired employees are deemed to have elected to contribute 3% of compensation unless they make a contrary election.  The Company matches a participant’s savings contributions at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, up to a maximum of 6% of a participant’s compensation, so that the maximum matching contribution for participants who contribute at least 6% of their compensation is 3% of compensation.  The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible to participate in the Company’s Puerto Rico defined benefit pension plan, which includes all new employees hired on or after January 1, 2008.  Participants are immediately vested in their elective contributions plus actual earnings thereon.  Vesting in the Company’s matching and non-matching contributions plus actual earnings thereon is based on years of service.  The matching contributions vest in accordance with the following vesting schedule:

Years of Service	Vesting %
1	20%
2	40%
3	60%
4	80%
5 or more	100%

The additional non-matching contributions become fully vested after three years of service.  Employees are fully vested in the Company’s matching contributions and non-matching account, regardless of years of service with the Company, upon attaining age 65, upon becoming disabled in accordance with the provisions of the Plan or upon dying while employed by the Company.  Forfeitures of nonvested accounts are used to reduce future Company contributions.

Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the last day of the month prior to loan request, plus one percent.

Participants or their beneficiaries may elect lump-sum benefit payments, or benefits may be paid in installments.  Shares of Baxter common stock may also be distributed in kind at the participant’s election.  Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their pre-tax contributions (but not the earnings on the contributions) in cases of financial hardship.  In the case of a participant termination by reason of death or disability, the entire vested amount is paid to the person or persons legally entitled thereto.

Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of Plan-related expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan document.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

The net income of the Plan is posted to the participant’s accounts on a daily basis.  Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Upon enrollment in the Plan, a participant may direct contributions into any of 17 investment options: Stable Income Fund, Baxter Common Stock Fund, State Street S&P 500 Index Non-Lending Series Fund, State Street International Index Non-Lending Series Fund, State Street Russell Small Cap Index Non-Lending Series Fund, Northern Trust Domestic Mid Cap Fund, State Street Global Advisors Emerging Markets Fund (SSgA Emerging Markets Fund) and ten different Target Date Retirement Funds.  However, non-matching contributions may not be invested in the Baxter Common Stock Fund. In addition, certain participants maintain shares in Edwards Lifesciences Corporation.  These shares were placed into the Edwards Lifesciences Common Stock Fund in connection with Baxter’s 2000 spin-off of its cardiovascular business. Certain participants obtained shares in Baxalta Incorporated (Baxalta), in connection with Baxter’s 2015 spin-off of its biopharmaceutical business. These shares were placed in the Baxalta Common Stock Fund, which were subsequently converted into American Depository Shares of Shire plc (Shire) upon Shire’s acquisition of Baxalta in 2016. These shares are maintained in the Shire Common Stock Fund. Participants are not able to make contributions or transfer existing account balances to the Edwards Lifesciences Common Stock Fund or the Shire Common Stock Fund (f/k/a the Baxalta Common Stock Fund), but may make transfers out of these funds at any time.  As of December 31, 2017, investments in shares of Edwards Lifesciences and Shire were liquidated and balances in these funds consisted of cash balances only.  Refer to Note 10 for more information. Starting in 2013, participants are no longer able to make contributions to the Composite Fund and General Equity Fund, but may make transfers out of these funds at any time.

On June 3, 2016, a wholly-owned subsidiary of Shire plc (Shire) merged with and into Baxalta, with Baxalta as the surviving company (the Merger). In connection with the closing of the Merger, each Baxalta stockholder received a combination of cash and Shire American Depository Shares. Participants invested in the Baxalta Common Stock Fund at the closing of the Merger were able to direct the investment of the cash portion of the related merger consideration into certain investment alternatives within the Plan.  In the event that a participant did not make an investment election, the cash portion was invested in the Plan’s qualified default investment alternative.

Additionally, in connection with the Merger, the Baxalta Common Stock Fund became the Shire Stock Fund, holding Shire American Depository Shares and cash (for liquidity purposes).

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.  Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Valuation of Investments and Collateral

The fair value of Plan investments and collateral is determined as follows:

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

Cash and cash equivalents

These largely consist of a short-term investment fund and a money market fund, the fair value of which is based on the net asset value. The investment objectives for these funds are to provide safety for principal, daily liquidity and a competitive yield by investing in high quality instruments.

Common stock	Value based on closing prices on the valuation date in an active market on national securities exchanges.

U.S. government and government agency issues	Value based on reputable pricing vendors that typically use pricing matrices or models.

Corporate and other obligations	Value based on reputable pricing vendors that typically use pricing matrices or models.

Common-collective trust

Value based on net asset values reported by the fund managers as of the Plan’s financial statement dates and recent transaction prices.  Each fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Collateral held on loaned securities	Value based upon the net asset value per unit of the short-term investment funds where the collateral is invested. Refer to Note 6 for more information on the securities lending program.

Collateral to be paid on loaned securities	Value based on the fair value of the underlying securities loaned on the valuation date, plus an incremental margin

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

Income Recognition

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized depreciation or appreciation of investments.  Purchases and sales of investments are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date. Interest is earned on an accrual basis.

The financial statements reflect the net depreciation or appreciation in the fair value of the Plan’s investments.  This net depreciation or appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Fully Benefit-responsive Investment Contracts

The Plan holds synthetic guaranteed investment contracts (GICs) as part of the Stable Income Fund.  The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Transamerica, Prudential and MetLife. The portfolio of assets underlying the synthetic GICs primarily includes cash and cash equivalents, U.S. government and government agency issues, and corporate and other obligations.

These Plan investments are presented at contract value on the Statements of Net Assets Available for Benefits. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses.  The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value.  There are currently no reserves against contract values for credit risk of the contract issuers or any other risk.

Events that lead to market value withdrawals that exceed 15 percent of the contract value of the GIC’s of Prudential and Transamerica or 10 percent of the contract value of the GIC of MetLife would limit the ability of the Plan to transact at contract value with participants.  These events include restructurings, early retirement plans, divestitures, bankruptcies, or legal, tax or regulatory changes.  The Plan sponsor believes that the occurrence of any such event is remote.

The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract.  If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.

Notes Receivables from Participants

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participant’s account balances.

Payment of Benefits and Fees

Benefits are recorded when paid.  Loan origination fees associated with notes receivable from participants, the Plan’s record keeping and trustee fees, and certain legal and communication expenses are paid by the Plan and are reflected in the financial statements as Plan expenses.  Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.  All other expenses of the Plan are paid by Baxter or one of its subsidiaries.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements.  Changes in such estimates may affect amounts reported in future periods.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

Other

Due from brokers for securities sold represent the net cash value of security trades initiated but not yet settled at each respective year-end.

Risks and Uncertainties

The Plan provides for various investment options which invest in any combination of registered investment companies, U.S. government and government agency issues, corporate and other obligations, common stock, common-collective trusts, synthetic guaranteed investment contracts and short-term investments.  Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.  Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Investments in U.S. government and government agency issues and corporate and other obligations underlying the Plan’s synthetic GICs include securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans (corporate and other obligations).  The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies and/or defaults, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

3.	Eligibility Requirements

Employees become eligible to participate in the Plan as of the first day of the month following the completion of thirty days of employment.  Eligible employees are those who meet the following requirements:

A.	Puerto Rico employees of the Company’s Puerto Rico Branch, or the Company, a Baxter subsidiary;
B.	Puerto Rico employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan; and
C.	Puerto Rico employees who are not leased employees.
4.	Administration of the Plan

Banco Popular de Puerto Rico (the Trustee) and State Street Bank and Trust Company (the Custodian) serve as trustee and custodian, respectively, for the Plan.  Voya Financial serves as recordkeeper for the Plan.

The Administrative Committee administers the Plan.  Members of the Administrative Committee are appointed by the Compensation Committee of the Board of Directors of Baxter and are employees of Baxter.  The Investment Committee has authority, responsibility and control over the management of the assets of the Plan.  Members of the Investment Committee are appointed by the Board of Directors of Baxter and are employees of Baxter.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

5.	Fair Value of Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 - Quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities;
•

Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•

Level 3 - Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Plan’s management about the assumptions market participants would use in pricing the asset or liability.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

The following tables summarize the bases used to measure the Plan’s financial instruments and liabilities that are carried at fair value on a recurring basis.

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$3,003	$—	$3,003	$—
Common stock	14,391	14,391	—	—
U.S. government and government agency issues	466	—	466	—
Corporate and other obligations	289	—	289	—
Common-collective trusts (A)	29,913	—	—	—
Collateral held on loaned securities	101	—	101	—
Total assets	$48,163	$14,391	$3,859	—
Liability
Collateral to be paid on loaned securities	$101	$—	$101	$—

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$617	$—	$617	$—
Common stock	11,753	11,753	—	—
U.S. government and government agency issues	376	—	376	—
Corporate and other obligations	320	—	320	—
Common-collective trusts (A)	23,740	—	—	—
Collateral held on loaned securities	100	—	100	—
Total assets	$36,906	$11,753	$1,413	$—
Liability
Collateral to be paid on loaned securities	$100	$—	$100	$—

(A)

The common-collective trusts, which are measured at fair value using the net asset per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the above tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the statements of net assets available for benefits. This category includes index funds and target date retirement funds for which the underlying investments may vary. These funds provide for daily redemptions by the Plan at reported net asset values per share and there are currently no redemption restrictions or unfunded commitments on these investments.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period. The Plan did not have any transfers between Levels 1 and 2 during 2017 and 2016.

See Valuation of Investments and Collateral in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments and collateral.  These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6.	Securities Lending Transactions

The Plan participates in a securities lending program with the Custodian.  The program allows the Custodian to loan securities, which are assets of the Plan, to approved brokers (the Borrowers).

The Custodian requires the Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan in an amount that is at least equal to the fair value of the securities loaned.  The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral.  However, the Borrowers bear the risk of loss related to the decrease in the fair value of the non-cash collateral and, therefore, would have to deliver additional securities to maintain the required collateral.  In the event of default by any of the Borrowers, the Custodian shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities, to the extent that such replacement securities are available on the open market and if to the extent that such proceeds are insufficient or the collateral is unavailable, the purchase of replacement securities shall be made at Trustee expense or, if replacement securities are not able to be purchased, the Custodian shall credit the Plan for the market value of the unreturned securities.  In each case, the Custodian would apply the proceeds from the collateral for such a loan to make the Plan whole.

The fair value of the investment of cash collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as an asset and the obligation to return the amount received is reflected as a liability.

As of December 31, 2017 and 2016, the Plan had securities on loan with a fair market value of $99 thousand, with cash collateral received of $101 thousand and $100 thousand, respectively, which was invested in the State Street Quality D Short-Term Investment Fund.  Investments underlying this fund primarily consisted of cash and cash equivalents and asset-backed securities as of both December 31, 2017 and 2016, and the net asset value of this fund was approximately $1.00 per unit. As of December 31, 2017 and 2016, the cash collateral received is reflected at its fair value of $101 thousand and $100 thousand in the 2017 and 2016 Statements of Net Assets Available for Benefits, respectively.

Non-cash collateral of $34 thousand and $58 thousand received for securities on loan at December 31, 2017 and December 31, 2016, respectively, consisted of U.S. government and government agency issues, equity securities, and corporate and other obligations held by the Custodian on behalf of the Plan.  Non-cash collateral is not included with the collateral balance on the 2017 and 2016 Statements of Net Assets Available for Benefits because it may not be sold or repledged.  A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Custodian in its capacity as a security agent.  Securities lending income allocated to the Plan amounted to $395 and $519 for 2017 and 2016, respectively.  Securities lending income is classified as interest income in the Statements of Changes in Net Assets Available for Benefits.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

7.	Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

8.	Tax Status of the Plan

As of August 13, 2012, the Puerto Rico Treasury Department has determined and informed the Plan sponsor that the Plan and the related trust are designed in accordance with applicable sections entitling exemption from income taxes.  The Plan sponsor has also obtained an updated favorable determination letter dated April 5, 2017, from the Internal Revenue Service (IRS) stating that the Plan is in compliance with IRS regulations.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

9.	Parties-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2017 and 2016, the Plan held participation units in common-collective trusts and short-term investment funds of State Street Bank and Trust Company, the Plan Custodian; shares of common stock of Baxter, the Plan sponsor; shares of common stock and bonds of Shire, as acquirer of operations that the Company previously spun off; loans with participants; shares of common stock and units of common-collective trusts managed by Northern Trust Corporation and Vanguard, investment managers for the Plan; shares of common stock, bonds, individual separate accounts or interest rate wrapper contracts of Prudential, Transamerica, and Metlife, issuers of the Plan’s fully benefit-responsive contracts; and shares of common stock of Edward Lifesciences Corporation, as a company affiliated with an entity the Company has previously spun off.  At December 31, 2017 and 2016, the Plan held 169,555 and 151,240 shares of common stock of Baxter, valued at $10,960,019 and $6,706,000, respectively. Approximately $100 thousand and $74 thousand of dividend income was received in 2017 and 2016, respectively, related to shares of Baxter common stock held by the Plan. Additionally, at December 31, 2017 and 2016, the Plan held notes receivable from participants of $4,098,001 and $4,403,830, respectively. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan. These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

10.	Subsequent Event

Effective January 1, 2018, the Plan eliminated the Edwards Lifesciences Common Stock Fund and the Shire Stock Fund (collectively the “Funds”). Any dollars that were invested in these funds were automatically liquidated on January 1, 2018 and reinvested in the Plan’s qualified default investment alternative. Actual common shares held in these funds were liquidated as of December 31, 2017 and the balances in these funds as of that date consisted of cash balances only.

Additionally, effective January 1, 2018, participant balances in the Baxter Common Stock Fund were limited to no more than 25 percent of the participant’s total Plan account balance, subject to certain grandfathering exceptions for those participants whose balance exceeded 25 percent as of the effective date.

Plan participants were given advance notice of the fund changes noted above and were allowed to reinvest their funds prior to the effective date.

Effective January 1, 2018, newly hired employees are deemed to have elected to contribute 6% of compensation (increased by 1% per year to a total of 10%) unless they make a contrary election.

Supplemental Schedule

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2017

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Cash & Cash Equivalents:
	Freddie Mac Discount Nt Discount Not	0.01% 21 Feb 2018	-	$38,406
	Freddie Mac Discount Nt Discount Not	0.01% 22 Feb 2018	-	14,114
	Cash Mgmt Bill	0.01% 2 Jan 2018	-	24,941
	US Dollar	Cash	-	(6,107)
	CAD Dollar	Cash	-	63
*	State Street Bank & Trust Co	Short-term Investment Fund	-	62,319
*	State Street Bank & Trust Co	Short-term Investment Fund	-	50,025
*	State Street Bank & Trust Co	Short-term Investment Fund	-	626
*	State Street Bank & Trust Co	Short-term Investment Fund	-	36,020
*	State Street Bank & Trust Co	Short-term Investment Fund	-	1,185
*	State Street Bank & Trust Co	Short-term Investment Fund	-	10,426
*	State Street Bank & Trust Co	Short-term Investment Fund	-	786,737
*	State Street Bank & Trust Co	Short-term Investment Fund	-	217,189
*	State Street Bank & Trust Co	Short-term Investment Fund	-	92,389
*	State Street Bank & Trust Co	Short-term Investment Fund	-	11,078
*	State Street Bank & Trust Co	Short-term Investment Fund	-	1,663,111
	Cash & Cash Equivalents		-	3,002,521
	Common Stock:
	Abbvie Inc Common Stock	Common Stock	-	28,763
	Activision Blizzard Inc Common Stock	Common Stock	-	39,864
	Adidas Ag Sponsored	Common Stock	-	8,530
	Adobe Systems Inc Common Stock	Common Stock	-	86,178
	Albemarle Corp Common Stock	Common Stock	-	40,433
	Alexion Pharmaceuticals Inc Common Stock	Common Stock	-	26,646
	Alibaba Group Holdings Sp	Common Stock	-	130,343
	Allergan Plc Common Stock	Common Stock	-	23,304
	Alphabet Inc Cl A Common Stock	Common Stock	-	84,877
	Alphabet Inc Cl A Common Stock	Common Stock	-	4,942
	Alphabet Inc Cl C Common Stock	Common Stock	-	85,309
	Amazon.Com Inc Common Stock	Common Stock	-	151,228
	Antero Resources Corp Common Stock	Common Stock	-	7,532
	Aon Plc Common Stock	Common Stock	-	4,920
	Apple Inc Common Stock	Common Stock	-	180,524
	Applied Materials Inc Common Stock	Common Stock	-	5,075
	Bank of America Corp Common Stock	Common Stock	-	9,715
*	Baxter International Inc Common Stock	Common Stock	-	10,960,019
	Berkshire Hathaway Inc Cl B Common Stock	Common Stock	-	6,065
	Biomarin Pharmaceutical Inc Common Stock	Common Stock	-	37,123
	Boeing Co/The Common Stock	Common Stock	-	85,917
	Booking Holidngs Inc Common Stock	Common Stock	-	39,488
	Bp Plc Spons	Common Stock	-	5,544
	Bristol Myers Squibb Co Common Stock	Common Stock	-	66,799
	Broadcom Ltd Common Stock	Common Stock	-	56,422
	Capital One Financial Corp Common Stock	Common Stock	-	7,583
	Caterpillar Inc Common Stock	Common Stock	-	17,388

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2017

Identity of Issue	Description of Investment	Cost(1)	Current Value
CBS Corp Class B Non Voting Common Stock	Common Stock	-	6,058
Celgene Corp Common Stock	Common Stock	-	47,347
Charter Communications Inc A Common Stock	Common Stock	-	46,432
Chubb Ltd Common Stock	Common Stock	-	6,459
Citigroup Inc Common Stock	Common Stock	-	8,804
Concho Resources Inc Common Stock	Common Stock	-	29,517
Corning Inc Common Stock	Common Stock	-	19,729
Costco Wholesale Corp Common Stock	Common Stock	-	53,993
Crown Castle Intl Corp Reit	Common Stock	-	19,230
Delta Air Lines Inc Common Stock	Common Stock	-	6,054
Eog resources Inc Common Stock	Common Stock	-	24,979
Estee Lauder Companies Cl A Common Stock	Common Stock	-	51,897
Exelon Corp Common Stock	Common Stock	-	4,448
Facebook Inc Common Stock	Common Stock	-	134,649
First Data Corp Class A Common Stock	Common Stock	-	7,385
Flex Ltd Common Stock	Common Stock	-	7,046
Fluor Corp Common Stock	Common Stock	-	6,497
Freeport McMoran Inc Common Stock	Common Stock	-	3,661
Goldman Sachs Group Inc Common Stock	Common Stock	-	54,846
Goodyear Tire + Rubber Co Common Stock	Common Stock	-	5,404
Home Depot Inc Common Stock	Common Stock	-	67,325
Illumina Inc Common Stock	Common Stock	-	33,647
Inditex Unspon	Common Stock	-	19,459
Intel Corp Common Stock	Common Stock	-	5,367
International Paper Co Common Stock	Common Stock	-	7,131
Jpmorgan Chage + Co Common Stock	Common Stock	-	65,424
Kering Unspondered	Common Stock	-	40,378
Keysight Technologies In Common Stock	Common Stock	-	5,176
Marriott International Cl A Common Stock	Common Stock	-	82,563
Marsh + Mclennan Cos Common Stock	Common Stock	-	3,985
Mastercard Inc A Common Stock	Common Stock	-	104,009
McDonald's Corp Common Stock	Common Stock	-	71,044
Merck + Co. Inc. Common Stock	Common Stock	-	6,466
Metlife Inc Common Stock	Common Stock	-	5,741
Micro Focus Intl Spn	Common Stock	-	5,116
Micron Technology Inc Common Stock	Common Stock	-	3,830
Microsoft Corp Common Stock	Common Stock	-	123,976
Microsoft Corp Common Stock	Common Stock	-	5,409
Monster Beverage Corp Common Stock	Common Stock	-	39,196
Morgan Stanley Common Stock	Common Stock	-	33,230
Netflix Inc Common Stock	Common Stock	-	107,933
Nvidia Corp Common Stock	Common Stock	-	62,325
Occidental Petroleum Corp Common Stock	Common Stock	-	7,112
Oracle Corp Common Stock	Common Stock	-	6,623
Parker Hannifin Corp Common Stock	Common Stock	-	62,316
Paypal Holdings Inc Common Stock	Common Stock	-	49,828
Pentair Plc Common Stock	Common Stock	-	6,723

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2017

Identity of Issue	Description of Investment	Cost(1)	Current Value
Pfizer Inc Common Stock	Common Stock	-	7,044
Red Hat Inc Common Stock	Common Stock	-	48,029
S+P Global Inc Common Stock	Common Stock	-	36,451
Sabre Corp Common Stock	Common Stock	-	3,652
Salesforce.Com Inc Common Stock	Common Stock	-	83,994
Splunk Inc Common Stock	Common Stock	-	29,692
Tencet Holdings Ltd	Common Stock	-	117,456
Tesla Inc Common Stock	Common Stock	-	52,875
Thermo Fisher Scientific Inc Common Stock	Common Stock	-	6,455
Total SA Spon	Common Stock	-	8,344
Unitedhealth Group Inc Common Stock	Common Stock	-	40,561
Vertex Pharmceuticals Inc Common Stock	Common Stock	-	32,783
Visa Inc Class A Shares Common Stock	Common Stock	-	98,387
Vodafone Group Plc Sp	Common Stock	-	6,442
Walmart Inc Common Stock	Common Stock	-	6,849
Workday Inc Class A Common Stock	Common Stock	-	35,541
Common Stock		-	14,390,853
U.S. Government and Government Agency Issues:
Abu Dhabi Govt Int L Sr Unsecured	2.5% 11 Oct 2022	-	2,997
Fed Hm Ln Pc Pool C48827 FG	6% 01 March 2031	-	12
Fed Hm Ln Pc Pool G12334 FG	5% 01 Sep 2021	-	254
Fed Hm Ln Pc Pool Q29797 Fg	3.5% 01 Nov 2044	-	1,032
Fed Hm Ln Pc Pool Q35223 FG	4% 01 Aug 2045	-	670
Fed Hm Ln Pc Pool Q39583 Fg	4.5% 11 Mar 2046	-	313
Fed Hm Ln Pc Pool Q45166 Fg	3.5% 01 Dec 2046	-	7,459
Fed Hm Ln PC Pool Q46343 FG	4% 01 Feb 2047	-	7,514
Fed Hm Ln Pc Pool Q46522 Fg	3.5% 01 Mar 2047	-	480
Fed Hm Ln PC Pool Q47881 FG	4% 01 May 2047	-	346
Fed Hm Ln PC Pool Q48185 FG	4% 01 May 2047	-	999
Fed Hm Ln PC Pool Q48734 FG	4% 01 Jun 2047	-	1,195
Fed Hm Ln PC Pool Q48748 FG	4% 01 Jun 2047	-	958
Fed Hm Ln Pc Pool Q50232 Fg	3.5% 01 Aug 2047	-	758
Fed Hm Ln Pc Pool Q50240 Fg	4.5% 01 Aug 2047	-	646
Fed Hm Ln Pc Pool Q51179 Fg	3.5% 01 Oct 2047	-	1,744
Fed Hm Ln Pc Pool Q51697 Fg	3.5% 01 Nov 2047	-	1,115
Fed Hm Ln Pc Pool Q51803 Fg	3.5% 01 Nov 2047	-	769
Fed Hm Ln Pc Pool Q52122 Fg	3.5% 01 Nov 2047	-	840
Fed Hm Ln Pc Pool Q52334 Fg	3.5% 01 Nov 2047	-	628
Fed Hm Ln Pc Pool Q52872 Fg	3.5% 01 Dec 2047	-	910
Fed Hm Ln Pc Pool V82504 FG	3% 01 July 2046	-	1,351
Fnma Pool 256398 Fn	6% 01 Sep 2021	-	67
Fnma Pool 725690 Fn	6% 01 Aug 2034	-	647
Fnma Pool 748115 Fn	6% 01 Oct 2033	-	231
Fnma Pool 815316 Fn	5.5% 01 May 2035	-	1,018
Fnma Pool 885504 Fn	6% 01 Jun 2021	-	150
Fnma Pool 902793 Fn	6.5% 01 Nov 2036	-	260
Fnma Pool Ah4008 Fn	4% 01 Mar 2041	-	2,847

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2017

Identity of Issue	Description of Investment	Cost(1)	Current Value
Fnma Pool Al8704 Fn	4% 01 May 2046	-	1,231
Fnma Pool Ap6604 Fn	3% 01 Sep 2042	-	6,747
Fnma Pool Aq9715 Fn	3% 01 Jan 2043	-	881
Fnma Pool As3867 Fn	4% 01 Nov 2044	-	4,185
Fnma Pool As6582 Fn	3.5% 01 Feb 2046	-	829
Fnma Pool As7409 Fn	4.5% 01 Jun 2046	-	1,781
Fnma Pool As7738 Fn	3% 01 Aug 2046	-	967
Fnma Pool As8073 Fn	2.5% 01 Oct 2046	-	1,232
Fnma Pool As8686 Fn	3% 01 Jan 2047	-	857
Fnma Pool As9949 Fn	3.5% 01 Apr 2046	-	2,069
Fnma Pool Au4359 Fn	4.5% 01 Sep 2043	-	1,527
Fnma Pool Aw0206 Fn	4.5% 01 Feb 2044	-	846
Fnma Pool Ax5231 Fn	4.5% 01 Nov 2044	-	470
Fnma Pool Ay6582 Fn	3.5% 01 Feb 2045	-	1,082
Fnma Pool Bc1170 Fn	4.5% 01 Jun 2046	-	683
Fnma Pool Bc2614 Fn	3% 01 Oct 2046	-	823
Fnma Pool Bc3473 Fn	3.5% 01 Jan 2046	-	744
Fnma Pool Bc7230 Fn	3.5% 01 Apr 2046	-	662
Fnma Pool Bc8972 Fn	3% 01 Jul 2046	-	6,382
Fnma Pool Bc9081 Fn	3% 01 Dec 2046	-	918
Fnma Pool Bd1410 Fn	3.5% 01 Jun 2046	-	651
Fnma Pool Bd2217 Fn	4.5% 01 Jul 2046	-	205
Fnma Pool Bd3032 Fn	3.5% 01 Sep 2046	-	570
Fnma Pool Bd6459 Fn	3.5% 01 Sep 2046	-	890
Fnma Pool Bd8318 Fn	3.5% 01 Dec 2046	-	798
Fnma Pool Bd9324 Fn	3.5% 01 Oct 2046	-	514
Fnma Pool Bd9442 Fn	3.5% 01 Nov 2046	-	520
Fnma Pool Be0215 Fn	3.5% 01 Jan 2047	-	519
Fnma Pool Be1670 Fn	4% 01 Oct 2046	-	840
Fnma Pool Be2944 Fn	4% 01 Dec 2046	-	6,507
Fnma Pool Be4442 Fn	3% 01 Nov 2046	-	467
Fnma Pool Be4446 Fn	3.5% 01 Nov 2046	-	597
Fnma Pool Be6469 Fn	3% 01 Dec 2046	-	1,002
Fnma Pool Be7159 Fn	4% 01 Feb 2047	-	937
Fnma Pool Be7912 Fn	3% 01 Feb 2047	-	1,005
Fnma Pool Be8213 Fn	3.5% 01 Apr 2047	-	1,313
Fnma Pool Be9612 Fn	3.5% 01 Jun 2047	-	555
Fnma Pool Bf0175 Fn	2.5% 01 Jan 2057	-	2,118
Fnma Pool Bh0156 Fn	3.5% 01 Mar 2047	-	944
Fnma Pool Bh4266 Fn	4% 01 Jun 2047	-	1,451
Fnma Pool Bh5863 Fn	4.5% 01 May 2047	-	1,151
Fnma Pool Bh6738 Fn	3.5% 01 Aug 2047	-	725
Fnma Pool Bh7892 Fn	4% 01 Nov 2047	-	573
Fnma Pool Bh9314 Fn	3.5% 01 Sep 2047	-	763
Fnma Pool Bj0428 Fn	4% 01 Oct 2047	-	632
Fnma Pool Bj0466 Fn	4% 01 Nov 2047	-	1,005
Fnma Pool Ma0734 Fn	4.5% 01 May 2031	-	1,600

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2017

Identity of Issue	Description of Investment	Cost(1)	Current Value
Fnma Pool Ma2781 Fn	2.5% 01 Oct 2046	-	13,265
Fnma Pool Ma2854 Fn	2.5% 01 Dec 2046	-	2,137
Fnma Tba 30 Yr 4.5 Single Family Mortgage	4.5% 13 Feb 2048	-	16,812
Freddie Mac Notes	6.25% 15 July 2032	-	763
Gnma Ii Pool 710082	4.7% 20 Jul 2061	-	311
Gnma Ii Pool 710089	4.7% 20 Oct 2061	-	265
Gnma Ii Pool 751415	4.58% 20 Aug 2061	-	222
Gnma Ii Pool 756731	4.68% 20 Mar 2062	-	172
Gnma Ii Pool 766519	4.66% 20 May 2062	-	464
Gnma Ii Pool 766522	4.52% 20 Nov 2062	-	687
Gnma Ii Pool 766544	4.49% 20 Dec 2062	-	686
Gnma Ii Pool 766549	4.62% 20 Jul 2062	-	891
Gnma Ii Pool 767659	4.64% 20 Sep 2063	-	1,852
Gnma Ii Pool 771800	4.63% 20 Jan 2064	-	806
Gnma Ii Pool 798510	4.63% 20 Jan 2064	-	1,511
Gnma Ii Pool Aa1698	4.39% 20 Feb 2063	-	1,134
Gnma Ii Pool Aa7548	4.63% 20 Apr 2064	-	2,662
Gnma Ii Pool Ab8466	3.18% 20 Sep 2063	-	3,536
Gnma Ii Pool Ac0988	4.42% 20 Jul 2063	-	495
Gnma Ii Pool Ac9906	4.23% 20 May 2063	-	438
Gnma Ii Pool Ac9910	4.5% 20 July 2063	-	494
Gnma Ii Pool Ah1430	4.57% 20 Apr 2065	-	927
Gnma Ii Pool An4723	4.47% 20 May 2065	-	2,555
Kuwait Intl Bond Sr Unsecured 144A	3.5% 20 Mar 2027	-	5,729
Mex Bonos Desarr Fix Rt Bonds	6.5% 10 Jun 2021	-	6,039
Mex Bonos Desarr Fix Rt Bonds	5.75% 05 Mar 2026	-	11,002
Oman Gov Interntl Bond Sr Unsecured 144A	3.88% 08 Mar 2022	-	2,735
Republica Orient Uruguay Sr Unsecured 144A	8.5% 15 Mar 2028	-	1,064
Saudi International Bond Sr Unsecured 144A	3.25% 26 Oct 2026	-	3,798
Saudi International Bond Sr Unsecured 144A	4.5% 26 Oct 2046	-	2,713
Tenn Valley Authority Sr Unsecured	4.88% 15 Jan 2048	-	1,504
Tenn Valley Authority Sr Unsecured	5.25% 15 Sep 2039	-	2,108
Tenn Valley Authority Sr Unsecured	6.25% 15 Sep 2060	-	942
Tenn Valley Authority Sr Unsecured	4.25% 15 Sep 2065	-	3,375
Tsy Infl Ix N	1% 15 Feb 2046	-	22,674
Tsy Infl Ix N/B	0.75% 15 Feb 2045	-	22,895
Tsy Infl Ix N/B	0.88% 15 Feb 2047	-	8,948
Tsy Infl Ix N/B	0.25% 15 Jan 2025	-	3,087
Tsy Infl Ix N/B	0.13% 15 Apr 2018	-	39,187
Tsy Infl Ix N/B	0.13% 15 Jul 2024	-	16,257
Us Treasury N/B	3.75% 15 Nov 2043	-	9,636
Us Treasury N/B	3.63% 15 Feb 2044	-	3,813
Us Treasury N/B	2.75% 15 Nov 2047	-	2,314
Us Treasury N/B	2.25% 31 Dec 2024	-	18,656
Us Treasury N/B	1.38% 31 Oct 2020	-	602
Us Treasury N/B	2.13% 31 Dec 2022	-	18,476
Us Treasury N/B	1% 31 Dec 2017	-	11,757

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2017

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Us Treasury N/B	0.88% 31 Mar 2018	-	475
	Us Treasury N/B	0.63% 30 Jun 2018	-	9,475
	Us Treasury N/B	0.75% 31 Jul 2018	-	5,275
	Us Treasury N/B	0.75% 30 Sep 2018	-	20,985
	Us Treasury N/B	0.75% 31 Oct 2018	-	1,146
	Us Treasury N/B	1% 30 Jun 2019	-	14,497
	Us Treasury N/B	0.75% 28 Feb 2018	-	36,257
	Us Treasury N/B	2.25% 15 Feb 2027	-	3,018
	U.S. Government and Government Agency Issues		-	465,504
**	Corporate and Other Obligations:
	Acwa Power Mgmt Invst Sr Secured 144A	5.95% 15 Dec 2039	-	2,783
	Ally Financial Inc Sr Unsecured	3.75% 18 Nov 2019	-	1,858
	Amazon.Com Inc Sr Unsecured 144A	4.25% 22 Aug 2057	-	3,410
	Amc Networks Inc Company Guar	4.75% 01 Aug 2025	-	876
	Americredit Automobile Receiva Amcar 2015 4 B	2.11% 08 Jan 2021	-	1,291
	Americredit Automobile Receiva Amcar 2015 4 C	2.88% 07 Jul 2021	-	891
	Americredit Automobile Receiva Amcar 2016 2 A	1.6% 09 Nov 2020	-	271
	Americredit Automobile Receiva Amcar 2016 2 B	2.21% 10 may 2021	-	204
	Americredit Automobile Receiva Amcar 2017 1 A	1.87% 18 Aug 2021	-	474
	Americredit Automobile Receiva Amcar 2017 2 A	1.98% 20 Dec 2021	-	338
	Amerigas Part/Fin Corp Sr Unsecured	5.5% 20 May 2025	-	206
	At+T Inc Sr Unsecured	4.35% 15 Jun 2045	-	63
	At+T Inc Sr Unsecured	4.75% 15 May 2046	-	199
	At+T Inc Sr Unsecured	4.5% 09 Mar 2048	-	726
	At+T Inc Sr Unsecured	5.25% 01 Mar 2037	-	1,078
	At+T Inc Sr Unsecured	5.45% 01 Mar 2047	-	1,307
	At+T Inc Sr Unsecured	5.7% 01 Mar 2057	-	1,344
	Avis Budget Rental Car Funding Aesop 2016 1A A 144A	2.99% 20 Jun 2022	-	1,504
	Avis Budget Rental Car Funding Aesop 2017 1A A 144A	3.07% 20 Sep 2023	-	2,054
	Banco Santander Chile Sr Unsecured 144A	3.88% 20 Sep 2022	-	2,825
	Bank Of America Corp Sr Unsecured	5.63% 01 Jul 2020	-	4,627
	Bank Of America Corp Sr Unsecured	5% 13 may 2021	-	1,978
	Barclays Plc Sr Unsecured	2.875% 08 Jun 2020	-	5,471
	Bharti Airtel Internatio Company Guar 144A	5.35% 20 May 2024	-	2,929
	Biogen Inc Sr Unsecured	2.9% 15 Sep 2020	-	827
	Braskem America Finance Company Guar 144A	7.13% 22 Jul 2041	-	5,326
	Cardtronics Inc / Usa Company Guar 144A	5.5% 01 May 2025	-	245
	Cbre Services Inc Company Guar	5% 15 Mar 2023	-	909
	Chs/Community Health Sys Sr Secured	6.25% 31 Mar 2023	-	734
	Citigroup Inc Sr Unsecured	2.65% 26 Oct 2020	-	2,182
	Citigroup Inc Sr Unsecured	2.05% 07 Dec 2018	-	1,426
	Citigroup Inc Subordinated	4.05% 30 Jul 2022	-	2,334
	Cnh Industrial Cap Llc Company Guar	4.38% 05 Apr 2022	-	1,126
	Colony American Finance Ltd Cafl 2015 1 A 144A	2.9% 15 Oct 2047	-	1,977
	Comm Mortgage Trust Comm 2013 Gam A2 144A	3.37% 10 Feb 2028	-	1,371
	Comm Mortgage Trust Comm 2016 Sava A 144A	3.15% 15 Oct 2034	-	1,882
	Comm Mortgage Trust Comm 2016 Sava C 144A	4.43% 15 Oct 2034	-	1,363

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2017

Identity of Issue	Description of Investment	Cost(1)	Current Value
Contl Airlines 2007 1 Pass Thru Ce	5.98% 19 Oct 2023	-	3,196
Contl Airlines 2012 2 A Pass Thru Ce	4% 29 Apr 2026	-	1,921
Cps Auto Trust Cps 2015 C C 144A	3.42% 16 Aug 2021	-	2,048
Cumberland Farms Sr Unsecured 144A	6.75% 01 May 2025	-	288
Discovery Communications Company Guar	5% 20 Sep 2037	-	1,056
Discovery Communications Company Guar	5.2% 20 Sep 2047	-	1,064
Drive Auto Receivables Trust Drive 2016 Ba B 144A	2.56% 15 Jun 2020	-	217
Drive Auto Receivables Trust Drive 2017 1 B	2.36% 15 Mar 2021	-	408
Drive Auto Receivables Trust Drive 2017 Aa B 144A	2.51% 15 jan 2021	-	409
Drive Auto Receivables Trust Drive 2017 Aa C 144A	2.98% 18 Jan 2022	-	479
El Puerto De Liverpool Company Guar 144A	3.88% 06 Oct 2026	-	3,777
Embarq Corp Sr Unsecured	8% 01 Jun 2036	-	1,851
Embraer Netherlands Fina Company Guar	5.05% 15 jun 2025	-	1,585
Enel Americas Sa Sr Unsecured	4% 25 Oct 2026	-	414
Enel Generacion Chile Sa Sr Unsecured	4.25% 15 Apr 2024	-	639
Energy Transfer Partners Company Guar	6.05% 01 Jun 2041	-	4,078
Energy Transfer Partners Company Guar	5.2% 01 Feb 2022	-	580
Ensco Plc Sr Unsecured	4.5% 01 Oct 2024	-	685
Ensco Plc Sr Unsecured	5.75% 01 Oct 2044	-	745
Equifax Inc Sr Unsecured	7% 01 Jul 2037	-	2,589
Ew Scripps Co Company Guar 144A	5.125% 15 May 2025	-	270
Exeter Automobile Receivables Eart 2016 1A A 144A	2.35% 15 Jul 2020	-	104
Exeter Automobile Receivables Eart 2017 1A A 144A	1.96% 15 Mar 2021	-	313
Fanniemae Aces Fna 2015 M15 A2	2.92% 25 Oct 2025	-	1,915
Fanniemae Aces Fna 2015 M17 A2	2.94% 25 Nov 2025	-	826
Fanniemae Aces Fna 2016 M4 A2	2.58%25 Mar 2026	-	1,266
Fanniemae Aces Fna 2017 M3 A2	2.49% 25 Dec 2026	-	990
Fhlmc Multifamily Structured P Fhms K050 A2	3.33% 25 Aug 2025	-	919
Fhlmc Multifamily Structured P Fhms K051 A2	3.31% 25 Sep 2025	-	705
Fhlmc Multifamily Structured P Fhms K052 A2	3.15% 25 Nov 2025	-	1,047
Fhlmc Multifamily Structured P Fhms K053 A2	3.0% 25 Dec 2025	-	690
Fhlmc Multifamily Structured P Fhms K057 A2	2.57% 25 Jul 2026	-	1,404
Fhlmc Multifamily Structured P Fhms K058 A2	2.65% 25 Aug 2026	-	269
Fhlmc Multifamily Structured P Fhms K061 A2	3.35% 25 Nov 2026	-	848
Fhlmc Multifamily Structured P Fhms K062 A2	3.41% 25 Dec 2026	-	639
Fhlmc Multifamily Structured P Fhms K063 A2	3.43% 25 Jan 2027	-	711
Fhlmc Multifamily Structured P Fhms K725 A2	3.0% 25 Jan 2024	-	973
Fhlmc Multifamily Structured P Fhms K727 A2	2.95% 25 Jul 2024	-	1,522
Fhlmc Multifamily Structured P Fhms Kplb A	2.77% 25 May 2025	-	949
Ford Motor Credit Co Llc Sr Unsecured	5.75% 01 Feb 2021	-	4,427
Ford Motor Credit Co Llc Sr Unsecured	5% 15 May 2018	-	5,355
Freeport Mcmoran Inc Company Guar	2.38% 15 Mar 2018	-	1,018
Freeport Mcmoran Inc Company Guar	6.88% 15 Feb 2023	-	3,037
Frontier Communications Sr Unsecured	7.88% 15 Jan 2027	-	597
Gamestop Corp Company Guar 144A	5.5% 01 Oct 2019	-	1,934
General Motors Co Sr Unsecured	5% 01 Apr 2035	-	3,961
General Motors Co Sr Unsecured	5.2% 01 Apr 2045	-	144

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2017

Identity of Issue	Description of Investment	Cost(1)	Current Value
Goldman Sachs Group Inc Sr Unsecured	6.15% 01 Apr 2018	-	2,678
Goldman Sachs Group Inc Sr Unsecured	5.25% 27 Jul 2021	-	2,652
Goldman Sachs Group Inc Subordinated	6.75% 01 Oct 2037	-	364
Gp Portfolio Trust Gppt 2014 Gpp D 144A	4.48% 15 Feb 2027	-	2,452
Grupo Televisa Sab Sr Unsecured	7.25% 14 May 2043	-	1,053
Gs Mortgage Securities Trust Gsms 2011 Gc5 C 144A	5.4% 10 Aug 2044	-	861
Hologic Inc Company Guar 144A	4.38% 15 Oct 2025	-	207
Hp Enterprise Co Sr Unsecured	3.6% 15 Oct 2020	-	1,873
Hp Enterprise Co Sr Unsecured	6.2% 15 Oct 2035	-	2,289
Hyundai Capital America Sr Unsecured 144A	3% 30 Oct 2020	-	2,714
Infraestructura Energeti Sr Unsecured 144A	4.88% 14 Jan 2048	-	2,613
Intl Lease Finance Corp Sr Unsecured	6.25% 15 May 2019	-	5,840
Intl Lease Finance Corp Sr Unsecured	5.88% 01 Apr 2019	-	990
Istar Inc Sr Unsecured	5% 01 Jul 2019	-	1,229
Istar Inc Sr Unsecured	6.5% 01 Jul 2021	-	635
Jp Morgan Chase Commercial Mor Jpmcc 2014 Fl5 B 144A	2.83% 15 Jul 2031	-	809
Jp Morgan Chase Commercial Mor Jpmcc 2014 Fl5 C 144A	3.58% 15 Jul 2031	-	1,350
Jpmorgan Chase + Co Sr Unsecured	4.63% 10 May 2021	-	1,379
Jpmorgan Chase + Co Sr Unsecured	4.5% 24 Jan 2022	-	3,563
Jpmorgan Chase + Co Sr Unsecured	2.55% 29 Oct 2020	-	409
Jpmorgan Chase + Co Sr Unsecured	2.7% 18 May 2023	-	810
Kinder Morgan Ener Part Company Guar	4.3% 01 May 2024	-	1,840
Kinder Morgan Ener Part Company Guar	3.5% 01 Sep 2023	-	1,224
Kinder Morgan Ener Part Company Guar	4.15% 01 Feb 2024	-	1,621
Kindred Healthcare Inc Company Guar	8% 15 Jan 2020	-	1,620
Kla Tencor Corp Sr Unsecured	3.38% 01 Nov 2019	-	967
Koppers Inc Company Guar 144A	6% 15 Feb 2025	-	504
Lloyds Banking Group Plc Sr Unsecured	3.1% 06 Jul 2021	-	2,746
Mattel Inc Company Guar 144A	6.75% 31 Dec 2025	-	1,033
Methanex Corp Sr Unsecured	3.25% 15 Dec 2019	-	2,184
Mexichem Sab De Cv Company Guar 144A	6.75% 19 Sep 2042	-	3,439
Mill City Mortgage Trust Mcmlt 2015 2 A1 144A	3% 25 Sep 2057	-	739
Mill City Mortgage Trust Mcmlt 2016 1 A1 144A	2.5% 25 Apr 2057	-	959
Molex Electronics Tech Sr Unsecured 144A	2.88% 15 Apr 2020	-	952
Molex Electronics Tech Sr Unsecured 144A	3.9% 15 Apr 2025	-	1,039
Morgan Stanley Sr Unsecured	5.5% 26 Jan 2020	-	2,377
Morgan Stanley Sr Unsecured	2.65% 27 Jan 2020	-	3,072
Morgan Stanley Sr Unsecured	2.8% 16 Jun 2020	-	549
Morgan Stanley Sr Unsecured	3.7% 23 Oct 2024	-	2,879
Myriad Intl Holdings Bv Company Guar 144A	6% 18 Jul 2020	-	3,648
Myriad Intl Holdings Bv Company Guar 144A	4.85% 06 Jul 2027	-	2,819
Nabors Industries Inc Company Guar	5.1% 15 Sep 2023	-	3,177
Nabors Industries Inc Company Guar	5.5% 15 Jan 2023	-	659
National Rural Util Coop Subordinated 04/43 Var	4.75% 30 Apr 2043	-	2,135
Navient Corp Sr Unsecured	4.875% 17 Jun 2019	-	1,590
Navient Corp Sr Unsecured	6.125% 25 Mar 2024	-	344
Newfield Exploration Co Sr Unsecured	5.75% 30 Jan 2022	-	2,322

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2017

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Ooredoo Intl Finance Company Guar 144A	3.25% 21 Feb 2023	-	2,687
	Owens Corning Company Guar	4.2% 01 Dec 2024	-	1,424
	Perkinelmer Inc Sr Unsecured	5% 15 Nov 2021	-	1,612
	Pertamina Persero Pt Sr Unsecured 144A	5.625% 20 May 2043	-	3,031
	Petrobras Global Finance Company Guar	5.625% 20 May 2043	-	1,336
	Petrobras Global Finance Company Guar	6.85% 31 Dec 2099	-	3,009
	Post Holdings Inc Company Guar 144A	5.625% 15 Jan 2028	-	1,640
	Qep Resources Inc Sr Unsecured	5.25% 01 May 2023	-	2,338
	Quicken Loans Inc Company Guar 144A	5.75% 01 May 2025	-	1,899
	Radian Group Inc Sr Unsecured	4.5% 01 Oct 2024	-	836
	Range Resources Corp Company Guar	4.875% 15 May 2025	-	1,312
	Rowan Companies Inc Company Guar	7.375% 15 Jun 2025	-	2,697
	Rpm International Inc Sr Unsecured	6.125% 15 Oct 2019	-	1,925
	Saci Falabella Sr Unsecured 144A	3.75% 30 Apr 2023	-	2,784
	Santander Drive Auto Receivabl Sdart 2016 2 C	2.66% 15 Nov 2021	-	3,273
	Santander Drive Auto Receivabl Sdart 2017 2 B	2.21% 15 Oct 2021	-	204
	Sm Energy Co Sr Unsecured	6.5% 01 Jan 2023	-	2,426
	Sm Energy Co Sr Unsecured	5.625% 01 Jun 2025	-	1,253
	Sm Energy Co Sr Unsecured	6.75% 15 Sep 2026	-	140
	Southern Copper Corp Sr Unsecured	5.875% 23 Apr 2045	-	2,627
	Springleaf Finance Corp Company Guar	5.25% 15 Dec 2019	-	3,496
	Sprint Capital Corp Company Guar	6.875% 15 Nov 2028	-	2,325
	Starwood Property Trust Sr Unsecured 144A	4.75% 15 Mar 2025	-	1,686
	Telefonica Emisiones Sau Company Guar	5.134% 27 Apr 2020	-	2,158
	Telefonica Emisiones Sau Company Guar	5.462% 16 Feb 2021	-	2,205
	Thai Oil Pcl Sr Unsecured 144A	4.875% 23 Jan 2043	-	2,973
	Time Warner Cable Llc Sr Secured	0.05875 15 Nov 2040	-	516
	Time Warner Cable Llc Sr Secured	5.5% 01 Sep 2041	-	2,267
	Time Warner Cable Llc Sr Secured	4.5% 15 Sep 2042	-	1,148
	Towd Point Mortgage Trust Tpmt 2015 2 1A12 144A	2.75% 25 Nov 2060	-	843
	Towd Point Mortgage Trust Tpmt 2016 2 A1A 144A	2.75% 25 Aug 2055	-	1,297
	Transelec Sa Sr Unsecured 144A	4.625% 26 Jul 2023	-	2,892
	Universal Health Svcs Sr Secured 144A	3.75% 01 Aug 2019	-	691
	Universal Health Svcs Sr Secured 144A	4.75% 01 Aug 2022	-	1,454
	Valeant Pharmaceuticals Company Guar 144A	6.375% 15 Oct 2020	-	1,853
	Venator Fin Sarl/Venator Company Guar 144A	5.75% 15 Jul 2025	-	502
	Verizon Communications Sr Unsecured	2.45% 01 Nov 2022	-	1,732
	Verizon Communications Sr Unsecured	2.946% 15 Mar 2022	-	205
	Votorantim Cimentos Sa Company Guar 144A	7.25% 05 Apr 2041	-	2,939
	Wf Rbs Commercial Mortgage Tru Wfrbs 2011 C4 D 144A	5.25% 15 Jun 2044	-	666
	Whirlpool Corp Sr Unsecured	4.7% 01 Jun 2022	-	3,353
	Whiting Petroleum Corp Sr Unsecured 144A	6.625% 15 Jan 2026	-	1,594
	World Financial Network Credit Wfnmt 2012 A A	3.14% 17 Jan 2023	-	3,715
	Corporate and Other Obligations		-	289,441
	Synthetic Guaranteed Investment Contracts:
	Cash and Cash Equivalents:
*	State Street Bank & Trust Co	Short-term Investment Fund	-	44,479

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2017

	Identity of Issue	Description of Investment	Cost(1)	Current Value
*	State Street Bank & Trust Co	Short-term Investment Fund	-	104,598
*	State Street Bank & Trust Co	Short-term Investment Fund	-	127,148
	U.S. Dollar	Cash	-	(2)
	Australian Dollar	Cash	-	1
	Cash and Cash Equivalents		-	276,224
	U.S. Government and Government Agency Issues:
	Fed Hm Ln Pc Pool 1l 1L1358	3.5% 01 May 2036	-	17,163
	Fed Hm Ln Pool G01843 FG	6% 01 Jun 2035	-	7,959
	Fed Hm Ln Pool G03205 FG	5.5% 01 Jul 2035	-	1,452
	Fed Hm Ln Pool G08749 FG	4% 01 Feb 2047	-	15,766
	Fed Hm Ln Pool G12743 FG	5.5% 01 Aug 2022	-	1,199
	Fed Hm Ln Pool G60732 FG	4% 01 Feb 2046	-	28,725
	Fed Hm Ln Pool G60886 FG	4% 01 Jul 2044	-	22,322
	Fed Hm Ln Pool J16933 FG	3% 01 Oct 2026	-	580
	Fed Hm Ln Pool Q03572 FG	4% 01 Sep 2041	-	42,750
	Fed Hm Ln Pool Q11095 FG	3.5% 01 Sep 2042	-	61,457
	Fed Hm Ln Pool Q39715 FG	3.5% 01 Apr 2046	-	6,919
	Fed Hm Ln Pool Q43369 FG	3.5% 01 Oct 2046	-	13,491
	Fed Hm Ln Pool Q46343 FG	4% 01 Feb 2047	-	14,512
	Fed Hm Ln Pool Q51345 FG	3.5% 01 Oct 2047	-	5,953
	Fed Hm Ln Pool U92432 FG	4% 01 Feb 2044	-	9,484
	Fed Hm Ln Pool V82290 FG	4% 01 Apr 2046	-	14,440
	Fed Home Ln Discount nt Discount Not	0.01% 05 Jan 2018	-	205,772
	Fed Home Ln Discount nt Discount Not	0.01% 14 Feb 2018	-	162,029
	Fed Home Ln Discount nt Discount Not	0.01% 16 Feb 2018	-	242,662
	Fed Home Ln Discount nt Discount Not	0.01% 21 Feb 2018	-	224,300
	Fed Home Ln Discount nt Discount Not	0.01% 09 Mar 2018	-	74,908
	Fnma Pool 254693 Fn	5.5% 01 Apr 2033	-	2,723
	Fnma Pool 725222 Fn	5.5% 01 Feb 2034	-	3,298
	Fnma Pool 725423 Fn	5.5% 01 May 2034	-	2,548
	Fnma Pool 725424 Fn	5.5% 01 Apr 2034	-	1,130
	Fnma Pool 725690 Fn	6% 01 Aug 2034	-	1,072
	Fnma Pool 725946 Fn	5.5% 01 Nov 2034	-	2,910
	Fnma Pool 743132 Fn	5% 01 Oct 2018	-	624
	Fnma Pool 914789 Fn	3.45% 01 Apr 20137	-	17,019
	Fnma Pool 931745 Fn	5% 01 Aug 2024	-	22,082
	Fnma Pool 986148 Fn	5.5% 01 Jan 2038	-	21,741
	Fnma Pool AB5519 Fn	3.5% 01 Jul 2042	-	44,625
	Fnma Pool AB5688 Fn	3.5% 01 Jul 2037	-	14,122
	Fnma Pool AB6282 Fn	3.5% 01 Sep 2042	-	66,662
	Fnma Pool AB7016 Fn	4% 01 Nov 2042	-	42,215
	Fnma Pool AB9096 Fn	4% 01 Apr 2043	-	27,520
	Fnma Pool AE9758 Fn	4% 01 Dec 2040	-	13,265
	Fnma Pool Al0139 Fn	3.4% 01 Feb 2039	-	9,080
	Fnma Pool Al9848 Fn	3% 01 Mar 2047	-	58,812
	Fnma Pool AO4163 Fn	3.5% 01 Jun 2042	-	43,307
	Fnma Pool AO8169 Fn	3.5% 01 Sep 2042	-	29,101

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2017

Identity of Issue	Description of Investment	Cost(1)	Current Value
Fnma Pool AQ6238 Fn	3.5% 01 Dec 2042	-	13,163
Fnma Pool AR4445 Fn	3% 01 Mar 2043	-	12,999
Fnma Pool AR9225 Fn	3% 01 Mar 2043	-	51,578
Fnma Pool AS3867 Fn	4% 01 Nov 2044	-	13,235
Fnma Pool AS3955 Fn	4% 01 Dec 2044	-	101,898
Fnma Pool AS6922 Fn	3.5% 01 Apr 2046	-	102,304
Fnma Pool AS7023 Fn	4% 01 Apr 2046	-	53,316
Fnma Pool AS8028 Fn	2.5% 01 Sep 2031	-	42,413
Fnma Pool AS8483 Fn	3% 01 Dec 2046	-	152,548
Fnma Pool AU1628 Fn	3% 01 Jul 2043	-	49,276
Fnma Pool AU6109 Fn	4% 01 Sep 2043	-	12,455
Fnma Pool AU6743 Fn	4% 01 Oct 2043	-	27,832
Fnma Pool BC5980 Fn	3.5% 01 Apr 2046	-	8,981
Fnma Pool BD2440 Fn	3.5% 01 Jan 2047	-	39,205
Fnma Pool BD6399 Fn	3.5% 01 Sep 2046	-	15,548
Fnma Pool BD7074 Fn	3% 01 Mar 2047	-	57,226
Fnma Pool BD7595 Fn	4% 01 Sep 2046	-	9,451
Fnma Pool BD9698 Fn	3.5% 01 Dec 2046	-	13,651
Fnma Pool BE0183 Fn	3.5% 01 Dec 2046	-	13,557
Fnma Pool BE2929 Fn	3.5% 01 Dec 2046	-	26,300
Fnma Pool BE4503 Fn	3.5% 01 Dec 2046	-	15,789
Fnma Pool MA1217 Fn	4% 01 Oct 2042	-	26,806
Fnma Pool MA1404 Fn	3.5% 01 Apr 2043	-	27,980
Fnma Pool MA2994 Fn	3.5% 01 May 2047	-	57,006
Fnma Tba 30 Yr 3.5 Single Family Mortgage	3.5% 18 Jan 2048	-	82,404
Fnma Tba 30 Yr 4 Single Family Mortgage	4% 18 Jan 2048	-	84,205
Fnma Tba 30 Yr 4.5 Single Family Mortgage	4.5% 18 Jan 2048	-	163,963
Fnma Tba 30 Yr 4.5 Single Family Mortgage	4.5% 13 Mar 2048	-	(65,412)
Futures Cash Collateral Usd Held At Broker		-	4,944
Gnma Ii TBA 30Yr 3.5 Jumbos	3.5% 24 Jan 2048	-	46,575
New Jersey St Econ Dev Auth Re Njsdev	4.447% 15 Jun 2020	-	27,440
North Carolina State Education Ncsea 2011 2 A2	2.17% 25 Jul 2025	-	28,397
Ontario (Province Of) Sr Unsecured	4% 07 Oct 2019	-	73,952
Republic of Indonesia Sr Unsecured 144A	3.85% 18 Jul 2027	-	9,027
Republic Of Poland Sr Unsecured	6.375% 15 Jul 2019	-	1,588
Republica Orient Uruguay Sr Unsecured	4.375% 27 Oct 2027	-	17,446
Slm Student Loan Trust Slma 2012 7 A2	1.61% 25 Sep 2019	-	2,051
Tsy Infl Ix N/B	0.125% 15 Apr 2019	-	86,132
Tsy Infl Ix N/B	0.25% 15 Jan 2025	-	63,129
Tsy Infl Ix N/B	0.125% 15 Apr 2020	-	28,739
Tsy Infl Ix N/B	0.125% 15 Apr 2021	-	394,583
Tsy Infl IX Ts	0.375% 15 Jul 2025	-	87,434
United Mexican States Sr Unsecured	4.125% 21 Jan 2026	-	9,527
Us Treasury Frn	1.5103% 31 Jul 2019	-	149,900
Us Treasury N/B	1.88% 31 Jul 2022	-	200,977
Us Treasury N/B	2.25% 15 Aug 2027	-	183,334
Us Treasury N/B	1.63% 31 Aug 2022	-	168,567

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2017

Identity of Issue	Description of Investment	Cost(1)	Current Value
Us Treasury N/B	1.38% 15 Sep 2020	-	87,126
Us Treasury N/B	1.63% 15 Oct 2020	-	87,231
Us Treasury N/B	2% 31 Oct 2022	-	290,694
Us Treasury N/B	2% 30 Nov 2022	-	84,799
Us Treasury N/B	1.75% 31 May 2022	-	214,356
Us Treasury N/B	5.5% 15 Aug 2028	-	78,248
Us Treasury N/B	5.25% 15 Feb 2029	-	68,014
Us Treasury N/B	5.375% 15 Feb 2031	-	31,848
Us Treasury N/B	1.5% 31 Oct 2020	-	465,339
Us Treasury N/B	1.375% 31 Oct 2020	-	70,843
Us Treasury N/B	1% 31 Dec 2017	-	45,879
Us Treasury N/B	1.25% 31 Mar 2021	-	277,932
Us Treasury N/B	0.875% 31 Mar 2018	-	23,565
Us Treasury N/B	1.625% 15 May 2026	-	14,512
Us Treasury N/B	1.125% 30 Jun 2021	-	49,298
Us Treasury N/B	1.25% 30 Apr 2019	-	62,272
Us Treasury N/B	1.125% 30 Sep 2021	-	102,321
Us Treasury N/B	1.75% 30 Nov 2021	-	89,639
Us Treasury N/B	0.75% 31 Dec 2017	-	88,386
Us Treasury N/B	1.125% 31 Jan 2019	-	171,933
Us Treasury N/B	1.125% 28 Feb 2019	-	130,192
Us Treasury N/B	1.75% 31 May 2022	-	60,425
Us Treasury N/B	1.75% 30 Jun 2022	-	48,726
Us Treasury N/B	1.625% 31 Aug 2022	-	134,598
Us Treasury N/B	1.875% 30 Sep 2022	-	510,453
Us Treasury N/B	1.375% 30 Sep 2019	-	289,974
Us Treasury N/B	1.625% 15 Oct 2020	-	630,851
Us Treasury N/B	1.75% 15 Nov 2020	-	160,118
Us Treasury N/B	1.5% 31 Oct 2019	-	454,330
Us Treasury N/B	0.75% 31 Oct 2018	-	163,801
Us Treasury N/B	1% 30 Nov 2019	-	172,208
U.S. Government and Government Agency Issues		-	9,551,028
Corporate and Other Obligations:
21St Century Fox America Company Guar	4.5% 15 Feb 2021	-	15,240
Abbott Laboratories Sr Unsecured	2.9% 30 Nov 2021	-	24,626
Abbvie Inc Sr Unsecured	2.5% 14 May 2020	-	3,005
Abbvie Inc Sr Unsecured	3.2% 14 May 2026	-	15,310
Abn Amro Bank Nv Sr Unsecured 144A	2.5% 30 Oct 2018	-	20,669
Aig Global Funding Sr Secured 144A	1.95% 18 Oct 2019	-	17,265
Alexandria Real Estate E Company Guar	4.6% 01 Apr 2022	-	14,715
Alfa S.A. Sr Unsecured 144A	5.25% 25 Mar 2024	-	9,307
Alibaba Group Holding Sr Unsecured	2.5% 28 Nov 2019	-	15,212
Alibaba Group Holding Sr Unsecured	2.8% 06 Jun 2023	-	8,403
Ally Auto Receivables Trust Allya 2015 2 A3	1.49% 15 Nov 2019	-	5,893
Ally Master Owner Trust Amot 2015 3 A	1.63% 15 May 2020	-	23,953
Altria Group Inc Company Guar	2.63% 14 Jan 2020	-	17,716
Amazon.Com Inc Sr Unsecured 144A	2.4% 22 Feb 2023	-	13,343

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2017

Identity of Issue	Description of Investment	Cost(1)	Current Value
American Electric Power Sr Unsecured	3.2% 13 Nov 2027	-	11,528
American Express Co Sr Unsecured	2.2% 30 Oct 2020	-	29,716
American Express Credit Sr Unsecured	2.6% 14 Sep 2020	-	30,285
American Financial Group Sr Unsecured	3.5% 15 Aug 2026	-	14,290
American Honda Finance Sr Unsecured	2% 14 Feb 2020	-	14,904
American Intl Group Sr Unsecured	6.4% 15 Dec 2020	-	35,292
American Tower Corp Sr Unsecured	3.6% 15 Jan 2028	-	20,291
American Tower Corp Sr Unsecured	3% 15 Jun 2023	-	26,521
Americredit Automobile Receiva Amcar 2015 2 A3	1.27% 08 Jan 2020	-	4,385
Americredit Automobile Receiva Amcar 2016 4 A2A	1.34% 08 Apr 2020	-	10,520
Americredit Automobile Receiva Amcar 2017 1 A3	1.87% 18 Aug 2021	-	3,547
Amgen Inc Sr Unsecured	2.2% 22 May 2019	-	2,622
Amgen Inc Sr Unsecured	2.65% 11 May 2022	-	32,682
Amgen Inc Unsecured	3.2% 02 Nov 2027	-	20,760
Anheuser Busch Cos Llc Company Guar	5% 01 Mar 2019	-	1,159
Anheuser Busch Inbev Fin Company Guar	3.65% 01 Feb 2026	-	28,987
Apple Inc Sr Unsecured	2.25% 23 Feb 2021	-	4,489
Aptiv Plc Company Guar	3.15% 19 nov 2020	-	2,852
At+t Inc Sr Unsecured	4.45% 01 Apr 2024	-	9,468
At+t Inc Sr Unsecured	3.9% 14 Aug 2027	-	46,374
At+T Inc Sr Unsecured	3.2% 01 Mar 2022	-	14,575
Athene Global Funding Secured 144A	3% 01 Jul 2022	-	17,793
Athene Global Funding Secured 144A	2.75% 20 Apr 2020	-	18,923
Aust + Nz Banking Grp Ny Sr Unsecured	2.63% 09 Nov 2022	-	15,627
Autonation Inc Company Guar	3.5% 15 Nov 2024	-	20,745
Avalonbay Communities Sr Unsecured	3.2% 15 Jan 2028	-	6,529
Baker Hughes Llc/Co Obl Sr Unsecured 144A	2.77% 15 Dec 2022	-	25,248
Banc Of America Commercial Mor Bacm 2017 Bnk3 A2	3.12% 15 Feb 2050	-	24,154
Banco Santander Sa Sr Unsecured	3.5% 11 Apr 2022	-	7,638
Bank Of America Corp Sr Unsecured	2.37% 21 Jul 2021	-	29,348
Bank Of America Corp Sr Unsecured	3.82% 20 Jan 2028	-	15,302
Bank Of America Corp Sr Unsecured	2.88% 24 Apr 2023	-	15,003
Bank Of America Corp Sr Unsecured	2.503% 21 Oct 2022	-	21,676
Bank Of America Corp Sr Unsecured	2.151% 09 Nov 2020	-	17,522
Bank Of America Corp Sr Unsecured	2.39917% 15 Jan 2019	-	37,385
Bank Of America Corp Subordinated	4.2% 26 Aug 2024	-	9,623
Bank Of America Credit Card Tr Bacct 2014 A1 A	1.86% 15 Jun 2021	-	19,529
Bank Of Montreal Sr Unsecured	2.1% 12 Dec 2019	-	11,765
Bank Of Ny Mellon Corp Sr Unsecured	2.66% 16 May 2023	-	30,320
Bank Of The West Auto Trust Bwsta 2015 1 A3 144A	1.31% 15 Oct 2019	-	5,287
Bank Of The West Auto Trust Bwsta 2017 1A3 144A	2.11% 15 Jan 2023	-	9,313
Barclays Commercial Mortgage S Bbcms 2017 C1 A2	3.19% 15 Feb 2050	-	20,244
Barclays Dryrock Issuance Trus Drock 2014 3 A	2.41% 15 Jul 2022	-	39,502
Barclays Dryrock Issuance Trus Drock 2015 1 A	2.2% 15 Dec 2022	-	24,361
Barclays Dryrock Issuance Trus Drock 2015 4 A	1.72% 16 Aug 2021	-	12,154
Barclays Plc Sr Unsecured	3.68% 10 Jan 2023	-	12,352
Barrick Na Finance Llc Company Guar	4.4% 30 May 2021	-	3,171

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2017

	Identity of Issue	Description of Investment	Cost(1)	Current Value
*	Baxalta Inc Company Guar	3.6% 23 Jun 2022	-	13,981
	Bb Ubs Trust Bbubs 2012 Tft A 144A	2.89% 05 Jun 2030	-	21,363
	Bb+T Corporation Sr Unsecured	2.15% 01 Feb 2021	-	20,033
	Becton Dickinson And Co Sr Unsecured	2.68% 15 Dec 2019	-	9,585
	Biogen Inc Sr Unsecured	3.63% 15 Sep 2022	-	7,996
	Bmw Floorplan Master Owner Tru Bmwft 2015 1A A 144A	1.98% 15 Jul 2020	-	18,165
	Boeing Co Sr Unsecured	2.125% 01 Mar 2022	-	39,919
	Boston Properties Lp Sr Unsecured	4.125% 15 May 2022	-	13,700
	Bp Capital Markets Plc Company Guar	3.28% 19 Sep 2027	-	21,231
	Branch Banking + Trust Sr Unsecured	2.625% 15 Jan 2022	-	33,770
	Brighthouse Financial In Sr Unsecured 144A	3.7% 22 Jun 2027	-	10,313
	Brixmor Operating Part Sr Unsecured	3.65% 15 Jun 2024	-	15,648
	Broadcom Crp / Caymn Fi Company Guar 144A	3.88% 15 Jan 2027	-	6,523
	Broadcom Crp / Caymn Fi Company Guar 144A	3.63% 15 Jan 2024	-	2,979
	Buckeye Partners Lp Sr Unsecured	3.95% 01 Dec 2026	-	1,841
	Buckeye Partners Lp Sr Unsecured	4.13% 01 Dec 2027	-	11,851
	Bx Trust Bx 2017 Imc A 144A	2.3% 15 Oct 2032	-	10,691
	Capital One Financial Co Sr Unsecured	2.5% 12 May 2020	-	20,947
	Capital One Financial Co Sr Unsecured	3.3% 30 Oct 2024	-	29,059
	Capital One Financial Co Sr Unsecured	3.3%30 Oct 2024	-	14,343
	Capital One Financial Co Sr Unsecured	3.05% 09 Mar 2022	-	31,114
	Capital One Multi Asset Execut Comet 2015 A5 A5	1.6% 17 May 2021	-	21,139
	Capital One Multi Asset Execut Comet 2016 A5 A5	1.66% 17 Jun 2024	-	41,986
	Capital One Multi Asset Execut Comet A5 A5	2% 17 Jan 2023	-	25,310
	Capital One Na Sr Unsecured	2.4% 05 Sep 2019	-	15,522
	Carmax Auto Owner Trust Carmx 2015 4 A3	1.56% 16 Nov 2020	-	12,233
	Carmax Auto Owner Trust Carmx 2017 2 A3	1.93% 15 Mar 2022	-	22,348
	Carmax Auto Owner Trust Carmx 2017 2 A4	2.25% 15 Sep 2022	-	39,531
	Carmax Auto Owner Trust Carmx 2017 4 A3	2.11% 17 Oct 2022	-	5,590
	Carmax Auto Owner Trust Carmx 2017 4 A4	2.33% 15 May 2023	-	11,165
	Caterpillar Finl Service Sr Unsecured	2.55% 29 Nov 2022	-	28,932
	Caterpillar Finl Service Sr Unsecured	2.4% 06 Jun 2022	-	10,609
	Celgene Corp Sr Unsecured	3.88% 15 Aug 2025	-	13,762
	Centerpoint Energy Resou Sr Unsecured	4.5% 15 Jan 2021	-	3,917
	Cfcre Commercial Mortgage Trus Cfcre 2016 C4 A4	3.28% 10 May 2058	-	29,273
	Charles Schwab Corp Sr Unsecured	3.2% 25 Jan 2028	-	20,443
	Charter Comm Opt Llc/Cap Sr Secured	4.91% 23 Jul 2025	-	10,751
	Charter Comm Opt Llc/Cap Sr Secured	4.91% 23 Jul 2025	-	14,335
	Chase Issuance Trust Chait 2014 A2 A2	2.77% 15 Mar 2023	-	18,241
	Chase Issuance Trust Chait 2016 A3 A3	2.03% 15 Jun 2023	-	46,966
	Chase Issuance Trust Chait 2016 A4 A4	1.49% 15 Jul 2022	-	46,377
	Chrysler Capital Auto Receivab Ccart 2015 Ba A3 144A	1.91% 16 Mar 2020	-	5,611
	Chrysler Capital Auto Receivab Ccart 2016 Aa A3 144A	1.77% 15 Oct 2020	-	11,960
	Chubb Ina Holdings Inc Company Guar	2.7% 13 Mar 2023	-	186
	Church + Dwight Co Inc Sr Unsecured	2.45% 01 Aug 2022	-	3,144
	Citibank Credit Card Issuance Cccit 2014 A1 A1	2.88% 23 Jan 2023	-	34,884
	Citigroup Commercial Mortgage Cgcmt 2015 Gc27 A5	3.14% 10 Feb 2048	-	17,149

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2017

Identity of Issue	Description of Investment	Cost(1)	Current Value
Citigroup Commercial Mortgage Cgcmt 2016 C1 A4	3.21% 10 May 2049	-	24,892
Citigroup Inc Sr Unsecured	2.9% 08 Dec 2021	-	8,105
Citigroup Inc Sr Unsecured	2.75% 25 Apr 2022	-	14,950
Citigroup Inc Sr Unsecured	3.67% 24 Jul 2028	-	10,449
Citigroup Inc Sr Unsecured	2.65% 26 Oct 2020	-	19,916
Citigroup Inc Subordinated	3.88% 26 Mar 2025	-	25,686
Citizens Bank Na/Ri Sr Unsecured	2.25% 02 Mar 2020	-	26,464
Citizens Financial Group Sr Unsecured	2.375% 28 Jul 2021	-	29,385
Citrix Systems Inc Sr Unsecured	4.5% 01 Dec 2027	-	21,286
Cnh Equipment Trust Cnh 2015 A A4	1.85% 15 Apr 2021	-	12,403
Cnh Equipment Trust Cnh 2017 B A3	1.86% 15 Sepn 2022	-	10,592
Codelco Inc Sr Unsecured 144A	3.63% 01 Aug 2027	-	14,810
Comerica Bank Sr Unsecured	2.5% 02 Jun 2020	-	9,725
Comm Mortgage Trust Comm 2013 Sfs A1 144A	1.87% 12 Apr 2035	-	5,541
Comm Mortgage Trust Comm 2014 Ubs3 A4	3.82% 10 Jun 2047	-	11,591
Comm Mortgage Trust Comm 2014 Ubs3 A5	3.82% 10 Jun 2047	-	21,022
Comm Mortgage Trust Comm 2014 Ubs5 A4	3.84% 10 Sep 2047	-	19,884
Comm Mortgage Trust Comm 2014 Ubs6 A5	3.64% 10 Dec 2047	-	31,328
Comm Mortgage Trust Comm 2015 Cr27 Asb	3.4% 10 Oct 2048	-	32,392
Comm Mortgage Trust Comm 2015 Dc1 A5	3.35% 10 Feb 2048	-	5,910
Comm Mortgage Trust Comm 2015 Pc1 A5	3.9% 10 Jul 2050	-	24,580
Comm Mortgage Trust Comm 2016 Dc2 A5	3.77% 10 Feb 2049	-	27,260
Comm Mortgage Trust Comms Comm 2014 UBS2 A5	3.96% 10 Mar 2047	-	5,530
Compass Bank Sr Unsecured	2.88% 29 Jun 2022	-	14,639
Conagra Brands Inc Sr Unsecured	1.86% 09 Oct 2020	-	30,009
Concho Resources Inc Company Guar	3.75% 01 Oct 2027	-	8,347
Concho Resources Inc Company Guar	3.75% 01 Oct 2027	-	7,209
Consumers Energy Co 1St Mortgage	6.125% 15 Mar 2019	-	10,768
Cooperatieve Rabobank Ua Company Guar	4.38% 04 Aug 2025	-	16,011
Cox Communications Inc Sr Unsecured 144A	3.15% 15 Aug 2024	-	20,656
Cox Communications Inc Sr Unsecured 144A	2.95% 30 Jun 2023	-	4,689
Cred Suis Gp Fun Ltd Company Guar	2.75% 26 Mar 2020	-	20,679
Cred Suis Gp Fun Ltd Company Guar	3.8% 15 Sep 2022	-	35,542
Credit Agricole London Sr Unsecured 144A	3.38% 10 Jan 2022	-	12,742
Credit Based Asset Servicing A Cbass 2003 Cb1 Af	3.95% 25 Jan 2033	-	2,432
Credit Suisse Mortgage Trust Csmc 2014 Usa A2 144 A	3.95% 15 Sep 2037	-	25,894
Csail Commercial Mortgage Trus Csail 2015 C2 A4	3.5% 15 Jun 2057	-	4,522
Csail Commercial Mortgage Trus Csail 2015 C3 A4	3.72% 15 Aug 2048	-	17,948
Csail Commercial Mortgage Trus Csail 2015 C4 A4	3.81% 15 Nov 2048	-	15,661
Csail Commercial Mortgage Trus Csail 2015 C4 Asb	3.62% 15 Nov 2048	-	9,706
Cvs Health Corp Sr Unsecured	3.88% 20 Jul 2025	-	11,108
Cvs Health Corp Sr Unsecured	2.125% 01 Jun 2021	-	13,523
D.R. Horton Inc Company Guar	2.55% 01 Dec 2020	-	20,568
Daimler Finance Na Llc Company Guar 144A	2.2% 05 May 2020	-	25,881
Dbubs Mortgage Trust Dbubs 2011 Lc2A A4 144A	4.54% 10 Jul 2044	-	29,583
Dell Equipment Finance Trust Deft 2017 2 A3 144A	2.19% 24 Oct 2022	-	13,811
Delta Air Lines 2009 1A Passs Thru Ce	7.75% 17 Jun 2021	-	9,316

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2017

Identity of Issue	Description of Investment	Cost(1)	Current Value
Delta Air Lines Inc Sr Unsecured	2.6% 04 Dec 2020	-	28,374
Deutsche Bank Ny Sr Unsecured	3.3% 16 Nov 2022	-	16,209
Discover Bank Subordinated	7% 15 Apr 2020	-	16,329
Discover Card Execution Note T Dcent 2015 A1 A1	1.83% 17 Aug 2020	-	16,412
Discovery Communications Company Guar	3.95% 20 Mar 2028	-	7,637
Dominion Energy Inc Sr Unsecured	2% 15 Aug 2021	-	40,441
Drive Auto Receivables Trust Drive 2016 Ca A3 144A	1.67% 15 Nov 2019	-	2,653
Drive Auto Receivables Trust Drive 2017 Ba A3 144A	1.74% 17 Jun 2019	-	11,983
E.I. Du Pont De Nemours Sr Unsecured	2.2% 01 May 2020	-	13,284
Ebay Inc Sr Unsecured	3.8% 09 Mar 2022	-	4,277
Edison International Sr Unsecured	2.13% 15 Apr 2020	-	29,513
Enbridge Inc Sr Unsecured	3.5% 10 Jun 2024	-	5,302
Energy Transfer Partners Company Guar	4.9% 01 Feb 2024	-	6,733
Energy Transfer Partners Company Guar	2.5% 15 Jun 2018	-	18,004
Energy Transfer Partners Company Guar	6.7% 01 Jul 2018	-	18,833
Energy Transfer Partners Company Guar	4.15% 01 Oct 2020	-	35,774
Entergy Corp Sr Unsecured	4% 15 Jul 2022	-	12,394
Entergy Texas Inc 1St Mortgage	3.45% 01 Dec 2027	-	15,181
Enterprise Fleet Financing Llc Eff 2017 3 A2 144A	2.13% 22 May 2023	-	11,589
Enterprise Products Oper Company Guar	5.2% 01 Sep 2020	-	10,204
Enterprise Products Oper Company Guar	3.35% 15 Mar 2023	-	13,176
Enterprise Products Oper Company Guar	3.7% 15 Feb 2026	-	15,148
Eqt Corp Sr Unsecured	3.9% 01 Oct 2027	-	6,888
Eqt Corp Sr Unsecured	3% 01 Oct 2022	-	12,968
Eversource Energy Sr Unsecured	2.75% 15 Mar 2022	-	15,008
Exelon Corp Sr Unsecured	2.85% 15 Jun 2020	-	22,681
Exelon Generation Co Llc Sr Unsecured	4.25% 15 Jun 2022	-	16,506
Exelon Generation Co Llc Sr Unsecured	2.95% 15 Jan 2020	-	28,753
Expedia Inc Company Guar 144A	3.8% 15 Feb 2028	-	28,771
Expedia Inc Company Guar 144A	3.8% 15 Feb 2028	-	9,807
Express Scripts Holding Company Guar	3% 15 Jul 2023	-	5,951
Fanniemae Aces Fna 2015 M17 FA	2.17% 25 Nov 2022	-	13,247
Fhlmc Multifamily Structured P Fhms K011 A1	2.92% 25 Aug 2020	-	6,241
Fhlmc Multifamily Structured P Fhms K021 A1	1.6% 25 Jan 2022	-	19,489
Fhlmc Multifamily Structured P Fhms K035 A1	2.62% 25 Mar 2023	-	14,701
Fhlmc Multifamily Structured P Fhms Kp03 A2	1.78% 25 Jul 2019	-	7,375
Fifth Third Bancorp Sr Unsecured	3.5% 15 Mar 2022	-	7,287
Fifth Third Bank Sr Unsecured	1.63% 27 Sep 2019	-	31,281
Ford Credit Auto Owner Trust Fordo 2016 A A4	1.6% 15 Jun 2024	-	10,219
Ford Credit Auto Owner Trust Fordo 2016 B A2A	1.08% 15 Mar 2019	-	3,976
Ford Credit Auto Owner Trust Fordo 2016 C A3	1.22% 15 Mar 2021	-	20,924
Ford Credit Auto Owner Trust Fordo 2017 C A3	2.01% 15 Mar 2022	-	34,168
Ford Credit Auto Owner Trust/F Fordr 2014 1 A 144A	2.26% 15 Nov 2025	-	13,135
Ford Credit Auto Owner Trust/F Fordr 2016 1 A 144A	2.31% 15 Aug 2027	-	12,132
Ford Credit Floorplan Master O Fordf 2016 1 A1	1.76% 15 Feb 2021	-	12,766
Ford Credit Floorplan Master O Fordf 2017 1 A1	2.07% 15 May 2022	-	17,513
Ford Credit Floorplan Master O Fordf 2017 2 A1	2.16% 15 Sep 2022	-	12,573

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2017

Identity of Issue	Description of Investment	Cost(1)	Current Value
Ford Motor Credit Co Llc Sr Unsecured	5.88% 02 Aug 2021	-	31,050
Ford Motor Credit Co Llc Sr Unsecured	2.37878% 12 Mar 2019	-	29,548
Fortis Inc Sr Unsecured	2.1% 04 Oct 2021	-	15,537
Fortune Brands Home + Se Sr Unsecured	3% 15 Jun 2020	-	9,636
General Electric Co Sr Unsecured	1.86917% 14 Jan 2019	-	33,064
General Motors Finl Co Company Guar	3.5% 07 Nov 2024	-	20,930
General Motors Finl Co Company Guar	3.25% 15 May 2018	-	1,090
General Motors Finl Co Company Guar	4% 15 Jan 2025	-	2,232
General Motors Finl Co Company Guar	4.3% 13 Jul 2025	-	2,732
General Motors Finl Co Company Guar	3.1% 15 Jan 2019	-	14,120
Gilead Sciences Inc Sr Unsecured	3.65% 01 Mar 2026	-	6,178
Gilead Sciences Inc Sr Unsecured	2.55% 01 Sep 2020	-	39,674
Glencore Funding Llc Company Guar 144A	3% 27 Oct 2022	-	6,305
Gm Financial Automobile Leasin Gmalt 2015 2 A3	1.68% 20 Dec 2018	-	9,126
Gm Financial Automobile Leasin Gmalt 2015 3 A3	1.69% 20 Mar 2019	-	12,260
Gm Financial Securitized Term Gmcar 2017 3A A3 144A	1.97% 16 May 2022	-	16,194
Gmf Floorplan Owner Revolving Gfort 2015 1 A1 144A	1.65% 15 May 2020	-	11,672
Gmf Floorplan Owner Revolving Gfort 2016 1 A1 144A	1.96% 17 May 2021	-	15,347
Goldman Sachs Group Inc Sr Unsecured	7.5% 15 Feb 2019	-	15,832
Goldman Sachs Group Inc Sr Unsecured	6% 15 Jun 2020	-	6,155
Goldman Sachs Group Inc Sr Unsecured	5.75% 24 Jan 2022	-	13,497
Goldman Sachs Group Inc Sr Unsecured	4% 03 Mar 2024	-	13,595
Goldman Sachs Group Inc Sr Unsecured	2.35% 15 Nov 2021	-	5,385
Goldman Sachs Group Inc Sr Unsecured	2.51586% 15 Nov 2018	-	36,176
Goldman Sachs Group Inc Sr Unsecured	3.07725% 29 Nov 2023	-	35,278
Goldman Sachs Group Inc Sr Unsecured	2.876% 31 Oct 2022	-	28,008
Goldman Sachs Group Inc Sr Unsecured	2.88% 31 Oct 2022	-	29,876
Gs Mortgage Securities Trust Gsms 2013 G1 A2 144A	3.56% 10 Apr 2031	-	16,373
Gs Mortgage Securities Trust Gsms 2014 Gc20 A3	3.68% 10 Apr 2047	-	26,940
Harley Davidson Motorcycle Tru Hdmot 2015 2 A3	1.3% 16 Mar 2020	-	8,209
Hartford Finl Svcs Grp Sr Unsecured	5.5% 30 Mar 2020	-	9,540
Healthcare Realty Trust Sr Unsecured	3.75% 15 Apr 2023	-	3,048
Healthcare Trust Of Amer Company Guar	2.95% 01 Jul 2022	-	14,755
Hess Corp Sr Unsecured	4.3% 01 Apr 2027	-	10,850
Honda Auto Receivables Owner T Harot 2016 4 A3	1.21% 18 Dec 2020	-	22,060
Host Hotels + Resorts Lp Sr Unsecured	3.75% 15 Oct 2023	-	496
Hp Enterprise Co Sr Unsecured	4.9% 15 Oct 2025	-	8,303
Hp Enterprise Co Sr Unsecured	3.6% 15 Oct 2020	-	15,487
Hp Enterprise Co Sr Unsecured	3.6% 15 Oct 2020	-	5,430
Hp Enterprise Co Sr Unsecured 144A	2.1% 04 Oct 2019	-	9,857
Hp Inc Sr Unsecured	4.3% 01 Jun 2021	-	34,947
Hp Inc Sr Unsecured	3.75% 01 Dec 2020	-	1,275
Hp Inc Sr Unsecured	4.65% 09 Dec 2021	-	3,941
Hsbc Holdings Plc Sr Unsecured	5.1% 05 Apr 2021	-	9,255
Hsbc Holdings Plc Sr Unsecured	2.65% 05 Jan 2022	-	35,343
Hsbc Usa Inc Sr Unsecured	2.38% 13 Nov 2019	-	17,248
Hyundai Auto Lease Securitizat Halst 2017 A A2A 144A	1.56% 15 Jul 2019	-	18,117

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2017

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Ing Groep Nv Sr Unsecured	3.15% 29 Mar 2022	-	21,982
	Israel Electric Corp Ltd Sr Secured 144A Regs	5% 12 Nov 2024	-	10,156
	Jabil Inc Sr Unsecured	8.25% 15 Mar 2018	-	3,416
	Jabil Inc Sr Unsecured	5.63% 15 Dec 2020	-	11,993
	Jm Smucker Co Sr Unsecured	3.38% 15 Dec 2027	-	15,563
	John Deere Owner Trust Jdot 2017 B3	1.82% 15 Oct 2021	-	8,550
	Jpmbb Commercial Mortgage Secu Jpmbb 2014 C18 A2	2.8785% 15 Feb 2047	-	16,552
	Jpmbb Commercial Mortgage Secu Jpmbb 2015 C32 Asb	3.36% 15 Nov 2048	-	46,869
	Jpmorgan Chase + Co Sr Unsecured	4.4% 22 Jul 2020	-	11,213
	Jpmorgan Chase + Co Sr Unsecured	3.63% 13 May 2024	-	18,887
	Jpmorgan Chase + Co Sr Unsecured	3.78% 01 Feb 2028	-	10,090
	Jpmorgan Chase + Co Sr Unsecured	3.22% 01 Mar 2025	-	14,909
	Jpmorgan Chase + Co Sr Unsecured	2.295% 15 Aug 2021	-	14,475
	Jpmorgan Chase Commercial Mor Jpmcc 2015 Sgp A 144A	3.18% 15 Jul 2036	-	13,444
	Kellogg Co Sr Unsecured	3.4% 15 Nov 2027	-	22,735
	Key Bank Na Sr Unsecured	3.18% 15 Oct 2027	-	15,281
	Key Bank Na Sr Unsecured	2.5% 22 Nov 2021	-	10,245
	Kinder Morgan Ener Part Company Guar	4.15% 01 Feb 2024	-	9,322
	Kinder Morgan Ener Part Company Guar	4.15% 01 Mar 2022	-	7,620
	Kinder Morgan Ener Part Company Guar	3.95% 01 Sep 2022	-	14,494
	Kinder Morgan Ener Part Company Guar	6.85% 15 Feb 2020	-	25,152
	Kla Tencor Corp Sr Unsecured	4.65% 01 Nov 2024	-	13,446
	Kohl S Corporation Sr Unsecured	4.25% 17 Jul 2025	-	12,368
	Kraft Heinz Foods Co Company Guar	2.8% 02 Jul 2020	-	17,139
	Kraft Heinz Foods Co Company Guar	2.8% 02 Jul 2020	-	18,834
	Kraft Heinz Foods Co Company Guar	1.98% 10 Feb 2021	-	30,037
	Laboratory Corp Of Amer Sr Unsecured	3.6% 01 Feb 2025	-	5,326
	Lam Research Corp Sr Unsecured	2.8% 15 Jun 2021	-	4,899
	Life Technologies Corp Sr Unsecured	6% 01 Mar 2020	-	21,846
	Lincoln National Corp Sr Unsecured	8.75% 01 Jul 2019	-	1,309
	Lloyds Banking Group Plc Sr Unsecured	3.75% 11 Jan 2027	-	15,404
	Lloyds Banking Group Plc Sr Unsecured	3.1% 06 Jul 2020	-	22,509
	Lloyds Banking Group Plc Subordinated	4.65% 24 Mar 2026	-	7,909
	Lstar Commercial Mortgage Trus Lnstr 2016 4 A2 144A	2.58% 10 Mar 2049	-	9,457
	Lyondellbasell Ind Nv Sr Unsecured	5% 15 Apr 2019	-	16,112
	Marathon Petroleum Corp Sr Unsecured	5.13% 01 Mar 2021	-	6,150
	Medtronic Inc Company Guar	3.15% 15 Mar 2022	-	17,837
	Medtronic Inc Company Guar	2.5% 15 Mar 2020	-	33,718
	Met Life Glob Funding I Secured 144A	2.65% 08 Apr 2022	-	29,956
	Met Life Glob Funding I Sr Secured 144A	1.75% 19 Sep 2019	-	13,014
	Methanex Corp Sr Unsecured	3.25% 15 Dec 2019	-	3,950
*	Metlife Inc Sr Unsecured	7.72% 15 Feb 2019	-	4,696
*	Metlife Inc Sr Unsecured	3.048% 15 Dec 2022	-	16,480
	Mitsubishi Ufj Fin Grp Sr Unsecured	3.85% 01 Mar 2026	-	15,280
	Mizuho Bank Ltd Company Guar 144A	2.45% 16 Apr 2019	-	17,990
	Morgan Stanley Baml Trust Msbam 2014 C14 A3	3.67% 15 Feb 2047	-	35,024
	Morgan Stanley Baml Trust Msbam 2015 C22 A4	3.31% 15 Apr 2048	-	10,308

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2017

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Morgan Stanley Sr Unsecured	5.5% 24 Jul 2020	-	11,123
	Morgan Stanley Sr Unsecured	3.59% 22 Jul 2028	-	15,119
	Morgan Stanley Sr Unsecured	3.88% 29 Apr 2024	-	9,971
	Morgan Stanley Sr Unsecured	5.5% 28 Jul 2021	-	12,781
	Morgan Stanley Sr Unsecured	5.63% 23 Sep 2019	-	20,444
	Morgan Stanley Sr Unsecured	2.625% 17 Nov 2021	-	37,468
	Morgan Stanley Sr Unsecured	2.54261% 20 Jan 2022	-	9,518
	Morgan Stanley Sr Unsecured	2.21% 14 Feb 2020	-	30,081
	Mylan Nv Company Guar	3.15% 15 Jun 2021	-	14,876
	Nabors Industries Inc Company Guar	5.5% 15 Jan 2023	-	11,879
	National Rural Util Coop Sr Unsecured	1.5% 01 Nov 2019	-	9,244
	Nevada Power Co Genl Ref Mor	6.5% 01 Aug 2018	-	9,604
	Nisource Inc Sr Unsecured	6.8% 15 Jan 2019	-	3,092
	Noble Energy Inc Sr Unsecured	3.9% 15 Nov 2024	-	9,588
	Nordea Bank Ab Sr Unsecured 144A	2.5% 17 Sep 2020	-	35,245
	Omega Hlthcare Investors Company Guar	4.75% 15 Jan 2028	-	14,479
	Oracle Corp Sr Unsecured	2.95% 15 Nov 2024	-	15,088
	Oracle Corp Sr Unsecured	1.9% 15 Sep 2021	-	27,646
	Orix Corp Sr Unsecured	2.9% 18 Jul 2022	-	6,531
	Orix Corp Sr Unsecured	3.25% 04 Dec 2024	-	14,186
	Oscar Us Funding Trust Oscar 2017 2A A3 144A	2.45% 10 Dec 2021	-	2,598
	Oscar Us Funding Trust Oscar 2017 2A A4 144A	2.76% 10 Dec 2024	-	3,327
	Paccar Financial Corp Sr Unsecured	1.2% 12 Aug 2019	-	5,349
	Paccar Financial Corp Sr Unsecured	2.25% 25 Feb 2021	-	31,540
	Pacific Gas + Electric Sr Unsecured 144A	3.3% 01 Dec 2027	-	20,220
	Petroleos Mexicanos Company Guar	4.63% 21 Sep 2023	-	12,792
	Petroleos Mexicanos Company Guar 144A	6.5% 13 Mar 2027	-	5,936
	Philip Morris Intl Inc Sr Unsecured	5.65% 16 May 2018	-	950
	Pitney Bowes Inc Sr Unsecured	4.13% 15 May 2022	-	6,022
	Pitney Bowes Inc Sr Unsecured	4.7% 01 Apr 2023	-	13,057
	Plains All Amer Pipeline Sr Unsecured	3.85% 15 Oct 2023	-	6,709
	Plains All Amer Pipeline Sr Unsecured	3.6% 01 Nov 2024	-	11,781
	Pnc Bank Na Sr Unsecured	2.4% 18 Oct 2019	-	16,316
	Pnc Bank Na Sr Unsecured	3.1% 25 Oct 2027	-	10,284
	Pnc Financial Services Sr Unsecured	3.3% 08 Mar 2022	-	16,343
*	Prudential Financial Inc Sr Unsecured	4.5% 15 Nov 2020	-	11,240
	Quest Diagnostics Inc Company Guar	4.75% 30 Jan 2020	-	13,111
	Realty Income Corp Sr Unsecured	3.65% 15 Jan 2028	-	13,959
	Reliance Steel + Alum Sr Unsecured	4.5% 15 Apr 2023	-	3,356
	Republic Services Inc Sr Unsecured	3.38% 15 Nov 2027	-	9,810
	Reynolds American Inc Company Guar	4% 12 Jun 2022	-	16,748
	Reynolds American Inc Company Guar	8.125% 23 Jun 2019	-	23,699
	Royal Bank Of Canada Sr Unsecured	2.15% 26 Oct 2020	-	29,768
	S+P Global Inc Company Guar	3.3% 14 Aug 2020	-	7,439
	S+P Global Inc Company Guar	4.4% 15 Feb 2026	-	11,687
	Santander Drive Auto Receivabl Sdart 2016 2 A3	1.56% 15 May 2020	-	7,301
	Santander Holdings Usa Sr Unsecured 144A	4.4% 13 Jul 2027	-	14,937

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2017

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Santander Holdings Usa Srs Unsecured 144A	3.7% 28 Mar 2022	-	14,972
	Santander Uk Group Hldgs Sr Unsecured	2.88% 05 Aug 2021	-	19,240
	Santander Uk Group Hldgs Sr Unsecured	2.88% 05 Aug 2021	-	12,441
	Schlumberger Hldgs Corp Sr Unsecured 144A	3% 21 Dec 2020	-	15,364
	Scslc 2010 1 A2	2.37% 25 Jul 2025	-	28,468
	Seagate Hdd Cayman Company Guar 144A	4.88% 01 Mar 2024	-	19,395
	Select Income Reit Sr Unsecured	4.25% 15 May 2024	-	7,987
	Sempra Energy Sr Unsecured	4.05% 01 Dec 2023	-	19,196
*	Shire Acq Inv Ireland Da Company Guar	1.9% 23 Sep 2019	-	31,360
	Simon Property Group Lp Sr Unsecured	3.38% 01 Dec 2027	-	10,535
	Sky Plc Company Guar 144A	2.625% 16 Sep 2019	-	34,523
	Snap On Inc Sr Unsecured	4.25% 15 Jan 2018	-	11,987
	Southern Cal Edison 1St Ref Mort	5.5% 15 Aug 2018	-	15,312
	Southwest Airlines Co Sr Unsecured	3.45% 16 Nov 2027	-	20,866
	Spectra Energy Partners Sr Unsecured	3.5% 15 Mar 2025	-	17,488
	Spectra Energy Partners Sr Unsecured	2.95% 25 Sep 2018	-	3,768
	Starwood Retail Property Trust Srpt 2014 Star A 144A	2.7% 15 Nov 2027	-	17,473
*	State Street Corp Sr Unsecured	3.7% 20 Nov 2023	-	7,690
*	State Street Corp Sr Unsecured	2.65% 15 May 2023	-	16,858
	Stryker Corp Sr Unsecured	2.625% 15 Mar 2021	-	23,275
	Sumitomo Mitsui Finl Grp Sr Unsecured	2.78% 12 Jul 2022	-	14,895
	Suntrust Bank Sr Unsecured	2.45% 01 Aug 2022	-	29,913
	Svenska Handelsbanken Ab Company Guar	1.5% 06 Sep 2019	-	21,835
	Synchrony Credit Card Master N Gemnt 2012 7A	1.76% 15 Sep 2022	-	53,718
	Synchrony Credit Card Master N Gemnt 2012 2 A	2.22% 15 Jan 2022	-	20,963
	Synchrony Credit Card Master N Synct 2015 3 A	1.74% 15 Sep 2021	-	15,149
	Synchrony Financial Sr Unsecured	3.95% 01 Dec 2027	-	20,139
	Synchrony Financial Sr Unsecured	3.95% 01 Dec 2027	-	14,358
	Telefonica Emisiones Sau Company Guar	5.46% 16 Feb 2021	-	6,685
	Teva Pharmaceuticals Ne Company Guar	3.15% 01 Oct 2026	-	8,256
	Thermo Fisher Scientific Sr Unsecured	2.95% 19 Sep 2026	-	14,921
	Time Warner Cable Llc Sr Secured	5% 01 Feb 2020	-	4,690
	Time Warner Inc Company Guar	3.55% 01 Jun 2024	-	10,412
	Time Warner Inc Company Guar	3.6% 15 Jul 2025	-	12,387
	Time Warner Inc Company Guar	4.75% 29 Mar 2021	-	16,344
	Time Warner Inc Company Guar	2.1% 01 Jun 2019	-	27,287
	Trust F/1401 Sr Unsecured 144A	5.25% 30 Jan 2026	-	9,855
	Tyson Foods Inc Company Guar	2.65% 15 Aug 2019	-	3,349
	Ubs Barclays Commercial Mortga Ubsbb 2013 C6 A4	3.24% 10 Apr 2046	-	25,194
	Ubs Group Funding Switze Company Guar 144A	4.13% 24 Sep 2025	-	7,979
	United Technologies Corp Sr Unsecured	1.95% 01 Nov 2021	-	27,808
	Unitedhealth Group Inc Sr Unsecured	2.125% 15 Mar 2021	-	29,183
	Unum Group Sr Unsecured	5.63% 15 Sep 2020	-	15,321
	Us Bancorp Sr Unsecured	2.625% 24 Jan 2022	-	33,900
	Valero Energy Corp Sr Unsecured	6.13% 01 Feb 2020	-	10,608
	Verizon Communications Sr Unsecured	3.5% 01 Nov 2024	-	9,073
	Verizon Communications Sr Unsecured	1.75% 15 Aug 2021	-	26,423

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2017

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Verizon Owner Trust Vzot 2017 3A A1A 144A	2.06% 20 Apr 2022	-	27,200
	Visa Inc Sr Unsecured	2.2% 14 Dec 2020	-	36,861
	Vmware Inc Sr Unsecured	2.95% 21 Aug 2022	-	4,519
	Volvo Financial Equipment Llc Vfet 2015 1A A3 144A	1.51% 17 Jun 2019	-	10,915
	Voya Financial Inc Company Guar	3.13% 15 Jul 2024	-	9,650
	Waldorf Astoria Boca Raton Tru Wabr 2016 Boca A 144A	2.83% 15 Jun 2029	-	19,655
	Waste Management Inc Company Guar	4.6% 30 Jun 2020	-	15,709
	Waste Management Inc Company Guar	4.75% 01 Mar 2021	-	16,649
	Wells Fargo + Company Sr Unsecured	2.63% 22 Jul 2022	-	21,046
	Wells Fargo + Company Sr Unsecured	3.07% 24 Jan 2023	-	11,735
	Wells Fargo + Company Sr Unsecured	2.6% 22 Jul 2020	-	30,146
	Wells Fargo Commercial Mortgag Wfcm2017 Rc1 A2	3.12% 15 Jan 2060	-	45,636
	Welltower Inc Sr Unsecured	4% 01 Jun 2025	-	15,762
	Welltower Inc Sr Unsecured	5.25% 15 Jan 2022	-	16,686
	Western Union Co/The Sr Unsecured	3.6% 15 Mar 2022	-	20,284
	Westpac Banking Corp Sr Unsecured	2.75% 11 Jan 2023	-	20,183
	Wf Rbs Commercial Mortgage Tru Wfrbs 2013 C14 A5	3.34% 15 Jun 2046	-	10,059
	Wf Rbs Commercial Mortgage Tru Wfrbs 2013 C17 A2	2.921% 15 Dec 2046	-	20,894
	Wf Rbs Commercial Mortgage Tru Wfrbs 2014 C19 A3	3.66% 15 Mar 2047	-	24,010
	Wf Rbs Commercial Mortgage Tru Wfrbs 2014 C19 A5	4.10% 15 Mar 2047	-	13,744
	Wf Rbs Commercial Mortgage Tru Wfrbs 2014 C24 A5	3.61% 15 Nov 2047	-	29,298
	Wheels Spv Llc Whls 2016 1A A3 144A	1.87% 20 May 2025	-	15,482
	Williams Partners Lp Sr Unsecured	3.6% 15 Mar 2020	-	9,386
	Williams Partners Lp Sr Unsecured	3.9% 15 Jan 2025	-	10,878
	Williams Partners Lp Sr Unsecured	4% 15 Nov 2021	-	13,169
	World Financial Network Credit Wfnmt 2013 A A	1.61% 15 Dec 2021	-	9,623
	World Financial Network Credit Wfnmt 2015 A A	1.96% 15 Feb 2022	-	13,568
	World Financial Network Credit Wfnmt 2016 B A	1.44% 02 Jun 2022	-	8,813
	World Financial Network Credit Wfnmt 2017 B A	1.98% 15 Jun 2023	-	10,818
	World Financial Network Credit Wfnmt 2017 C A	2.31% 15 Aug 2024	-	28,717
	Xerox Corporation Sr Unsecured	3.63% 15 Mar 2023	-	20,094
	Yamana Gold Inc Company Guar	4.95% 15 Jul 2024	-	6,308
	Zimmer Biomet Holdings Sr Unsecured	2.7% 01 Apr 2020	-	15,363
	Corporate and Other Obligations		-	6,957,445
	Separate Investment Contract:
*	Metropolitan Life Insurance Company	Separate Investment Account	-	5,115,819
	Benefit Resource Interest Rate Wrapper Contracts:
*	Metropolitan Life Insurance Company		-	(3,222)
*	Prudential Financial Inc		-	(2,716)
*	Transamerica Inc		-	(5,690)
	Benefit Resource Interest Rate Wrapper Contracts		-	(11,628)
	Synthetic Guaranteed Investment Contracts at Fair Value		-	21,888,888
	Adjustment to Contract Value		-	(531,475)
	Synthetic Guaranteed Investment Contracts at Contract Value		-	21,357,413
	Common-collective Trusts:
*	Northern Trust Domestic Mid Cap	Common-collective Trusts	-	695,734

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2017

	Identity of Issue	Description of Investment	Cost(1)	Current Value
*	SSgA Emerging Markets Equity	Common-collective Trusts	-	589,775
*	State Street S&P 500 Index Non-Lending Series Fund	Common-collective Trusts	-	10,266,814
*	State Street International Index Non-Lending Series Fund	Common-collective Trusts	-	2,680,947
*	State Street Russell Small Cap Index Non-Lending Series Fund	Common-collective Trusts	-	3,441,147
*	Vanguard Target Retirement Income	Common-collective Trusts	-	242,885
*	Vanguard Target Retirement 2015	Common-collective Trusts	-	607,411
*	Vanguard Target Retirement 2020	Common-collective Trusts	-	959,157
*	Vanguard Target Retirement 2025	Common-collective Trusts	-	1,380,496
*	Vanguard Target Retirement 2030	Common-collective Trusts	-	1,628,995
*	Vanguard Target Retirement 2035	Common-collective Trusts	-	1,487,191
*	Vanguard Target Retirement 2040	Common-collective Trusts	-	2,240,098
*	Vanguard Target Retirement 2045	Common-collective Trusts	-	1,305,760
*	Vanguard Target Retirement 2050	Common-collective Trusts	-	2,360,849
*	Vanguard Target Retirement 2055	Common-collective Trusts	-	26,095
	Comingled Investments		-	29,913,355
*	Participant Loans	Interest rates range from 4.25% to 5.25%	-	4,098,001
	Collateral Held on Loaned Securities
*	SSgA Quality D Short-term Investment Fund		-	101,185
	Total Investments		-	$73,618,272

*	Party-in-interest
**	These investments include securities that were loaned to brokers under the securities lending program with the Trustee.
(1)	Cost information not required for participant-directed investment.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER HEALTHCARE of PUERTO RICO SAVINGS AND INVESTMENT PLAN

Date: June 29, 2018	By:	/s/ James K. Saccaro
James K. Saccaro
Member of the Administrative Committee

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm